Decide with Confidence

Dun & Bradstreet CORP

2001 Annual Report

Table of Contents

To Our Shareholders

Fellow Shareholders,

Last year at this time, I reported that we had an aspiration to transform D&B from what was an underperforming company with underleveraged assets into a high-performing growth company with an important presence on the Web. We called our strategy for achieving that aspiration our *Blueprint for Growth*.



Allan Z. Loren

I am happy to report to you now that our transformation is well under way, that we have made good progress in implementing our *Blueprint* strategy, and that we are moving toward becoming a growth company with an important presence on the Web.

Let me take a moment to explain what I mean by a "growth company with an important presence on the Web."

To us, a growth company is one that generates high single-digit revenue growth, and earnings per share (EPS) growth in the mid-to-upper teens on a consistent basis year after year. A company with an important presence on the Web is one that delivers the majority of its revenue over the Web.

In 2001, we delivered EPS growth of 16.7% (excluding the impact of non-recurring items) which exceeded our expectations. And, while we increased core revenue growth by 1% this year, we are not satisfied with these results. Our revenue from the Web increased to 33% by the end of 2001, compared to 17% in 2000.

Our *Blueprint* is our road map to realizing our aspiration. Our *Blueprint* strategy is clear, simple, and focused. Outcomes are measurable: all aspects of our *Blueprint* plan have metrics and timelines for completion. All of our team members understand this strategy, and their compensation plans are linked to it. Every part of our *Blueprint*, and each of us within D&B, is focused on creating shareholder value.

There are five parts to our *Blueprint* strategy:

- ***Leverage the Brand***
- ***Create Financial Flexibility***
- ***Enhance Our Current Business***
- ***Become an Important Player in E-Business***
- ***Build a Winning Culture.***

Our *Brand* is at the center of our *Blueprint* and powers all of our growth initiatives. D&B is a powerful brand; one that gives us credibility on the Web as well as in the physical world, one that makes it possible for us to partner with other strong brands, one that enables us to acquire and retain customers.

Creating *Financial Flexibility* enables us to invest in growth and deliver shareholder value at the same time. We have developed an investment decision process in which almost every dollar we spend is viewed as flexible; we have created a culture where we continuously re-evaluate how we are spending money.

We are enhancing our *Current Business* both by improving the breadth and depth of our data, and by introducing new value-added products that focus on our customers' needs, such as our Data Integration Toolkit.

We are in position to become an important player in *E-Business*. We bring a high level of trust and confidence to the Web for our customers, and we continue to move more of our revenue generation to the Web.

Enrolling everyone in our organization to implement our *Blueprint* strategy requires building a *Winning Culture*, a culture focused on winning in the marketplace. There are challenges in changing a culture, especially in the face of the unprecedented events of 2001. To help create that culture, we have concentrated on improving our leadership at all levels of the organization because we believe that the more superb our leadership, the more superb our execution — and the more shareholder value we deliver. We are looking outward, putting our customers first. And most importantly, we are channeling our vision through one lens: improving shareholder value. Put simply, our interests as leaders are tied directly to your interests as shareholders.

We are on a journey to transform D&B with you, our shareholders. We feel proud of our progress so far, and we expect to continue to make good progress in 2002 toward our aspiration of becoming a growth company with an important presence on the Web.

Sincerely,

Allan Z. Loren
Chairman, Chief Executive Officer and President

Leverage the Brand

Our D&B Brand is at the center of our *Blueprint for Growth* strategy, and powers each of our growth initiatives. Our Brand enables us to acquire and retain customers, and to partner with other strong brands. The D&B Brand is an asset that we will leverage to help us reach our full potential as a growth company.

The D&B Brand represents the largest commercial global database in the world which contains over 70 million businesses and an unparalleled amount of comprehensive trade data. It represents our unique D-U-N-S® Number, a global standard used by the United States government and the United Nations, as well as by businesses around the world. It represents the privileged relationships we have with our customers: more than 90% of the *BusinessWeek* Global 1000 are D&B customers, and we have over 150,000 customers who have renewing or recurring contractual relationships with us.

"...we introduced the positioning statement 'Decide with Confidence', which reflects the value of our Brand."

In 2001, we introduced the new D&B Brand. We changed our trade name from "Dun & Bradstreet," and are now using D&B as our trade name. Most importantly, we introduced the positioning statement "Decide with Confidence," which reflects the value of our Brand.

As we move into the future, we will continue to build our D&B Brand around four important attributes. These attributes embody the way we add value for our customers. D&B is:

Trusted.

D&B has been in the business-to-business arena for over 160 years. Customers around the world trust our information to help them make business decisions.

Expert.

D&B is unique in the marketplace. We not only gather and organize the most comprehensive commercial data, we use our proven expertise and D-U-N-S® Number to link disparate information, helping customers to understand their total business risk or opportunity.

Insightful.

Data by itself does not solve business problems. D&B provides added value to our customers by offering them information tools and insight to help them solve the business problems they face.

Connected.

Customers want to obtain the information they need to make decisions — when they need it and where they need it. Our goal is to be completely accessible to our customers, 24 hours a day, seven days a week.

In 2002, we will be even more focused about communicating the value of D&B's products and services to our customers, communicating the attributes of our Brand, and communicating our ability to help customers Decide with Confidence through the wide range of solutions we provide.

D&B is a powerful brand. We aspire to transform it into one of the world's premier business-to-business brands as we transform D&B into a growth company with an important presence on the Web.

Create Financial Flexibility

Our growth aspiration requires us to make investments for the future while simultaneously increasing shareholder value today.

To achieve this objective, we had to transform our mindset from a fixed-cost model of expenses to a flexible model in which we view every dollar we spend as making a choice. We call this process of reexamining our costs and reallocating our investments Financial Flexibility. By the end of 2001, our financial flexibility initiatives enabled us to reallocate $100 million to invest in future growth, and to increase current earnings per share. By the end of 2002, that amount will rise to $200 million. Financial flexibility is now an ongoing discipline within D&B that enables us to continue to invest for growth.

To generate the funds necessary to invest and to apply to shareholder earnings, we evaluated every aspect of our business to see if it was furthering our *Blueprint* goals. We sold operations that did not fit in with our *Blueprint* and used the proceeds to repurchase $100 million of our shares in 2001, supply funds for investment, and provide direct return to our shareholders. In early 2002, we repurchased an additional $85 million of our shares.

"Our growth aspiration requires us to make investments for the future while simultaneously increasing shareholder value today."

In areas that supported our *Blueprint*, we worked to improve efficiency and profitability. For example, we consolidated our European leadership and operations from 19 separate country operations into one single business that we refer to as One Europe. After three consecutive years of losses, our European business produced a profit of $25 million in 2001.

Our Asia Pacific and Latin American business is markedly different from our North American or European businesses, and required a different approach. In Asia Pacific and Latin America, we have reduced our direct investments, and have formed partnerships or joint ventures with local companies that enable us to maintain data coverage for our global customers.

In addition to improving the efficiencies and profitability in our regions, we also are moving more and more of our business to the Web — a key element of our *Blueprint* aspiration. In 1999, about 7% of our revenue came through the Web. In 2000, the percent moved up to 17%, and by the end of 2001, the rate rose to 33%. Our goal is to reach 50–55% by the end of 2002. By moving more of our business to the Web, we can serve our customers more efficiently, maintain better contact with them, cross-sell our products, and do so with less expense; which frees up more funds for further investment, and for supporting shareholder value.

Financial flexibility goes beyond operating costs to deliver shareholder value. For example, we have been able to lower our underlying tax rate from 42% to 39.8% in 2001 through better tax planning, reduce our cost of borrowing from 7.5% to 7.1% through negotiation and debt swapping, and repurchase shares.

Creating financial flexibility is the cornerstone of our D&B investment strategy, a strategy that allows us to invest in growth opportunities for the future while simultaneously delivering shareholder value today.

Enhance Our Current Business

To become a growth company, we must grow our current business. We believe we will grow most successfully by putting our customers first and believe that our success depends on their success.

We understand that in today's business environment our customers are looking for more than data. They are looking for tools that put data to work for their companies; tools that help them make better, faster business decisions; tools, in short, that help them to succeed.

Our four customer solution sets respond to these customer needs, and will drive our revenue growth. Our customer solution sets are: Risk Management Solutions, Sales & Marketing Solutions, Supply Management Solutions, and E-Business Solutions. (E-Business Solutions is discussed in detail in the next section.)

Risk Management Solutions, our largest business segment, accounted for 71% of our revenue in 2001. These solutions, which help our customers manage their credit exposure, grew for the first time in recent years. This growth was driven by a number of investment initiatives, three of which include increased database coverage, improved matching capabilities and the launch of our Data Integration Toolkit.

By the end of 2001 we increased the size of our D&B database to include over 70 million businesses covering more than 200 countries. Since launching our *Blueprint* we have increased the size of our database by 13%.

In 2001, we improved our match rate by 5%, which means that customers can match our data successfully to more of their inquiries. Improved match rates increase the number of transactions we participate in, and therefore grow our revenue.

We also launched new Risk Management Solutions products in 2001, including our Data Integration Toolkit. The Data Integration Toolkit is software that integrates into customers' work flows at their own sites and allows them worldwide access to our data.

We see further growth opportunities in the future for our Risk Management Solutions product line. This will be critical to achieving our growth aspiration.

Our Sales & Marketing Solutions, which accounted for about 27% of our revenue in 2001, helps our customers to find profitable customers for their businesses. We draw on our database to provide our customers with the information they need for their direct marketing and customer management needs.

"We believe we are in a position to grow our current business through each of our customer solution sets in 2002."

We also acquired two companies in 2001, which have helped us to better serve our existing customers, and to expand our range of potential customers. Our acquisition of iMarket enables us to compete more effectively at the lower end of the market, and is helping us to migrate more of our business to the Web. The acquisition of Harris InfoSource increases the depth of the data that we provide, and enhances our customer relationships in the manufacturing and service industry sector.

Our Supply Management Solutions, which accounted for 2% of our revenue in 2001, is designed to help our customers save money. In today's economy, businesses are focused on cost control and our Supply Management Solutions enables our customers to more effectively manage their suppliers. We have refocused our Supply Management Solutions set for 2002 so that we can better help our customers to understand their total supply situation, manage their suppliers on an ongoing basis, and save money across their entire supplier and purchasing functions.

In 2001, we focused on providing solutions that meet the changing needs of our customers and which, at the same time, enable D&B to participate in more and more of our customers' transactions. We believe we are in a position to grow our current business through each of our customer solution sets in 2002.

Become an Important Player in E-Business

Our *Blueprint for Growth* identifies E-Business as a significant growth opportunity for D&B. This growth opportunity exists in the business-to-business arena where online commerce is a real, evolving source of business and transactions. Today, companies are moving significant pieces of their business to the Web because they realize that being connected with their business partners is a better way to do business. To position D&B to take full advantage of these E-Business opportunities, we are focusing our efforts in three areas: DNB.com, Small Business Solutions, and E-Commerce Solutions.

"Our strategy has been to...selectively invest 'just ahead of the curve'..."

In 2001, we re-launched our DNB.com website. The new site makes it easier for our customers to understand the services we offer, to find what they are looking for, and to purchase what they need. As we continue to drive more and more of our customers to our site, we have the opportunity to deepen our relationships. We will not only be able to sell customers the products they have usually purchased, we will also be positioned to provide them with additional offerings that they haven't yet purchased from D&B.

Another area of focus, Small Business Solutions, represents growth potential for D&B. There are about 11 million small businesses in the United States and currently we are doing business with less than 1% of this market. By providing a Web offering tailored to the needs of small businesses, we will extend our reach to a new customer segment.

We have designed our small business products to help the small business owner make decisions. They are easy to use because they are Web-based, have specially designed pricing, and can be purchased with a credit card. To attract customers to this offering, we have partnered with companies that have strong brands and existing small business customer bases. We are also developing direct relationships with small business owners through mail, Web promotions and e-mail campaigns. We will continue to invest and partner appropriately to increase our penetration in this largely untapped market.

Our third area of focus, E-Commerce Solutions, addresses the needs of large online buyers and sellers. As the number of transactions and players on the Web grows, businesses, whether they wish to buy or sell, want to know with whom they are dealing. They seek confidence, trust, and a sense of security. They want to be able to make sound business decisions about whether to buy from a new supplier or extend credit to a potential new customer. D&B can help companies make these decisions with confidence by providing identity and decisioning solutions on the Web.

Our identity services allow our customers to know exactly with whom they are trading. We draw on our industry-leading database and on our own research to offer our customers crucial information about a potential customer. With identity services, our customers can verify whether a company exists and if an individual at that company has the authority to conduct business on its behalf.

Our credit decisioning services help our customers to decide whether it is prudent to extend credit to their online business customers. Using our own D&B data resources, or combining our data with other resources, we enable companies to determine to whom they are selling.

E-Business is still an evolving sector of the overall economy. Our strategy has been to track this evolution carefully, selectively invest "just ahead of the curve," and partner with leading service providers and technology companies. We will continue that strategy as we grow our E-Business in the coming years.

Build a Winning Culture

When we set out on our journey to transform D&B into a growth company with an important presence on the Web, we knew that in order to succeed, we would have to change our culture. We realized that we would have to build a winning culture — a culture focused on winning in the marketplace; one in which we generate sustainable long-term growth for our shareholders, our customers, and our team members.

We are building that culture right now.

At D&B, we are turning our focus outward rather than inward. We are placing the interests of our customers first; and, most importantly, we are learning to look at everything through the eyes of our shareholders. Put simply, if something does not contribute to increasing shareholder value, we stop doing it, we reengineer it, or we partner with someone else who can turn it into shareholder value.

To ensure that we are all working toward our common company aspiration, the individual goals of our team members are tied to our overall D&B goals. We have aligned our compensation plans to our D&B company objectives so that our team members' interests are directly linked to our shareholders' interests.

We continue to emphasize that superb leadership results in superb implementation, which, in turn, creates customer satisfaction and shareholder value. In our vision of a winning culture, shared goals, superb leadership, and constant focus on our aspiration produce success. That is why we have a comprehensive leadership model in place; and that is why we draw on our leadership model every day to live our D&B values more fully, to drive our business and personal behavior, to pursue quality unrelentingly — in other words, to become better leaders.

The importance of becoming better leaders and of building a winning culture at D&B is already becoming apparent.

"In our vision of a winning culture, shared goals, superb leadership, and constant focus on our aspiration produce success."

In spite of the economic challenges of 2001, for example, our D&B team delivered substantial achievements in a difficult year. We delivered EPS results that exceeded expectations, and we shifted our business mindset from one of fixed costs to one of variable costs based on business choices. As a result of that shift in mindset, we freed up substantial funds for investment in growth areas, and for supporting EPS.

We were able to succeed in the face of the unprecedented events of 2001 because we improved our leadership, maintained our focus on *shareholder value, and executed against our Blueprint;* and those efforts will continue in 2002.

We are on a journey to transform D&B into a growth company, and we are well under way. To keep moving us along on our journey, we are continuing to build a winning culture, a culture with a passion for winning, a culture that will deliver — and keep on delivering — ongoing growth and shareholder value.

Overview

The Dun & Bradstreet Corporation's ("D&B" or the "Company") discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements and should be read in conjunction with these financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company's critical accounting policies are revenue recognition and the use of estimates of accrued liabilities and valuation allowances. Estimates are based upon historical experience and various other assumptions believed to be reasonable in the circumstances though actual results may differ under different assumptions or conditions. These policies are explained more fully in Note 1 to the consolidated financial statements.

D&B, which provides the information, tools and expertise to help customers Decide with Confidence, is managed on a geographical basis with three operating segments: North America, Europe/Africa/Middle East ("Europe") and Asia Pacific/Latin America ("APLA"). The Company is focused on its core product lines: Risk Management Solutions (formerly known as credit), Sales & Marketing Solutions (formerly known as marketing), and Supply Management Solutions (formerly known as purchasing). In this discussion of the Company's results, revenues from Receivable Management Services ("RMS") and all other divested businesses have been reclassified as "RMS and Other Divested Businesses" and certain prior-year amounts have been adjusted to conform to the 2001 presentation. Other divested businesses include results of the Australia/New Zealand operation and operations in other countries in APLA that underwent business model changes. D&B evaluates performance and allocates resources based on segment revenues and operating income. For management reporting purposes, restructuring charges, transition costs and other transactions incurred in connection with the Blueprint for Growth strategy are not allocated to any of the business segments.

The following table sets forth condensed financial information derived from the Company's consolidated financial statements for the years indicated:

	2001	2000	1999
		Amounts in millions, except per share data	
Operating Revenues:			
North America	$ 872.9	$ 868.4	$ 838.2
Europe	324.7	336.1	371.0
APLA	32.0	32.4	38.2
Total Core Revenues	1,229.6	1,236.9	1,247.4
RMS and Other Divested Businesses	79.2	180.7	160.3
Consolidated Operating Revenues	$1,308.8	$1,417.6	$1,407.7
Operating Income (Loss):			
North America	$ 298.3	$ 287.6	$ 255.4
Europe	25.2	(.9)	(8.9)
APLA	(.2)	(4.6)	(7.3)
Total Divisions	323.3	282.1	239.2
Corporate and Other[1]	(95.5)	(109.3)	(78.3)
Consolidated Operating Income	227.8	172.8	160.9
Non-Operating Income (Expense) — Net[2]	30.0	(21.1)	(15.5)
Provision for Income Taxes	101.1	78.1	64.1
Equity in Net Losses of Affiliates	(3.5)	—	—
Income from Continuing Operations	$ 153.2	$ 73.6	$ 81.3
Basic Earnings Per Share of Common Stock — Continuing Operations	$ 1.93	$ .91	$ 1.00
Diluted Earnings Per Share of Common Stock — Continuing Operations	$ 1.88	$ .90	$ .99

[1] *"Corporate and Other" is comprised of:*

	2001	2000	1999
		Amounts in millions	
Corporate Costs	$(31.6)	$ (35.9)	$(37.1)
Transition Costs (Blueprint for Growth)	(28.4)	(2.4)	—
Restructuring Charges — Net	(28.8)	(41.5)	(41.2)
Reorganization Costs	7.0	(29.5)	—
Asset Write-offs for World Trade Center Attack	(1.0)	—	—
Other Various Asset Impairments	(6.2)	—	—
Murray Hill Facility Impairment	(6.5)	—	—
Total Corporate and Other	$(95.5)	$(109.3)	$(78.3)

[2] "Non-Operating Income (Expenses) — Net" includes:

	2001	2000	1999
		Amounts in millions	
Gain on the Sale of the RMS Business	$ 36.4	$ —	$ —
Gain on the Sale of Australia/New Zealand Operations	17.7	—	—
Gain on the Sale of Portion of South Africa Investment	2.2	—	—
Write-down of Impaired Investments	(6.1)	—	—
Litigation Gain	—	10.1	11.9
Total	$ 50.2	$ 10.1	$ 11.9

To facilitate an analysis of D&B's results, certain significant events should be considered, including:

Impact of "Blueprint for Growth" Strategy

(See Note 3 to the consolidated financial statements)

In October 2000, D&B launched a new business strategy, the Blueprint for Growth, designed to transform D&B into a growth company with an important presence on the Web, while also delivering shareholder value during the transformation. The implementation of the Blueprint for Growth requires significant investments. In order to fund these investments, D&B has created a flexible business model whereby the Company has, and will continue to, identify opportunities to reallocate spending in order to invest for growth and deliver shareholder value. D&B also reviewed its non-core businesses and assets with a view to converting them into cash.

Financial Flexibility

During the fourth quarter of 2000, D&B began the first phase of its financial flexibility program, which reduced expenses to generate approximately $130 million in annualized funds that can be reallocated for investment. In connection with this program, D&B recorded a pre-tax restructuring charge of $41.5 million ($30.3 million after-tax, $.37 per share basic and diluted) to globalize administrative functions, streamline data collection and fulfillment, rationalize sales and marketing functions and consolidate and simplify technology functions. The pre-tax charge included $28.2 million related to severance, leasehold termination obligations of $8.8 million and the write-off of certain assets of $4.5 million.

During the second quarter of 2001, D&B announced a second phase of its financial flexibility program that will reduce expenses to generate approximately $70 million in funds that can be reallocated for investment in 2002. Actions taken include reengineering administrative functions and instituting common business practices worldwide. The Company recorded a pre-tax restructuring charge of $32.8 million ($27.1 million after-tax, $.34 per share basic and $.33 per share diluted) in connection with these actions. The charge included $20.7 million related to severance costs, lease termination obligations arising from office closures of $3.2 million and the write-off of certain assets of $8.9 million.

Future cash funding of these obligations is anticipated to be sourced from the Company's internal cash resources.

The third phase of this program, which is expected to result in a reduction of expenses to generate approximately $65 million in funds that can be reallocated in 2003, will be announced in the second quarter of 2002.

Also, during the second quarter of 2001, the Company reversed $4.0 million ($3.0 million after-tax, $.04 per share basic and diluted) of the 2000 restructuring charge. The Company determined that because of higher than anticipated voluntary attrition, severance for approximately 50 associates affected under phase one of the program would not be utilized. The Company also lowered its estimate of its remaining lease termination liabilities.

As of December 31, 2001, D&B has terminated approximately 1,150 of the employees affected under the financial flexibility program. Since the financial flexibility initiatives began in October 2000, the total associates expected to be terminated under the program will be approximately 1,700. The Company has completed all the actions contemplated under the first phase of its financial flexibility program as of the end of 2001 and plans to complete the remainder of the actions under the second phase by June 30, 2002.

During 2001, the Company also recognized the following asset write-downs and impairments resulting from the implementation of the Blueprint:

- A $6.1 million pre-tax ($3.7 million after-tax, $.05 per share basic and $.04 per share diluted) write-down of cost investments in the third quarter;
- A $6.5 million pre-tax ($6.5 million after-tax, $.08 per share basic and diluted) impairment write-down in the fourth quarter of the Murray Hill facility, which currently serves as the Company's headquarters and which the Company is in the process of selling; and
- A $6.2 million pre-tax ($5.6 million after-tax, $.07 per share basic and diluted) loss in the fourth quarter resulting from the impairment of capitalized software and the write-off of certain assets made obsolete or redundant.

Monetization of Assets

During 2001 D&B sold the following businesses and recognized the following non-operating gains:

- The RMS product line was sold in the second quarter, resulting in a pre-tax gain of $36.4 million ($27.8 million after-tax, $.35 per share basic and $.34 per share diluted);
- A majority stake in the Australia/New Zealand operations was sold in the third quarter, resulting in a pre-tax gain of $17.7 million ($16.2 million after-tax, $.20 per share basic and diluted); and
- A major portion of the minority investment in the South Africa operations was sold in the fourth quarter, resulting in a pre-tax gain of $2.2 million ($1.3 million after-tax, $.02 per share basic and diluted).

2000 Distribution

(See Note 4 to the consolidated financial statements)

On September 30, 2000, the company then known as The Dun & Bradstreet Corporation ("Old D&B") separated into two independent, publicly traded companies — The New Dun & Bradstreet Corporation ("D&B" or the "Company") and Moody's Corporation ("Moody's"). The separation was accomplished through a tax-free distribution to shareholders of Old D&B (the "2000 Distribution") of all of the shares of common stock of D&B. For every two shares of common stock of Old D&B held, shareholders received one share of D&B common stock. Following the 2000 Distribution, Old D&B was renamed "Moody's Corporation" and D&B was renamed "The Dun & Bradstreet Corporation." Prior to the 2000 Distribution, Old D&B had completed an internal reorganization to the effect that, at the time of the 2000 Distribution, the business of D&B consisted solely of supplying risk management, sales and marketing and supply management solutions as well as receivables management services (the "D&B Business"), and the business of Old D&B (other than D&B and its subsidiaries) consisted solely of the business of providing ratings and related research and risk management services (the "Moody's Business"). Due to the relative significance of the D&B Business as compared to the Moody's Business, the 2000 Distribution has been accounted for as a reverse spin-off. As such, the D&B Business has been classified as continuing operations and the Moody's Business as discontinued operations. For purposes of effecting the 2000 Distribution and of governing certain continuing relationships between the Company and Moody's after the transaction, the two companies have entered into various agreements as described in Note 4 to the Company's consolidated financial statements.

Pursuant to Accounting Principles Board Opinion ("APB") No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," the consolidated financial statements of the Company have been classified to reflect the 2000 Distribution. Accordingly, revenues, costs and expenses, and cash flows of Moody's have been excluded from the respective captions in the Consolidated Statements of Operations and Consolidated Statements of Cash Flows. The net operating results of Moody's have been reported, net of applicable income taxes, as "Income from Discontinued Operations," and the net cash flows of Moody's have been reported as "Net Cash (Used in) Provided by Discontinued Operations."

In 2000, the Company recognized pre-tax reorganization costs of $29.5 million in operating income ($25.6 million after-tax, $.32 per share basic and $.31 per share diluted). In 2001, the Company included in operating income a $7.0 million pre-tax reversal of excess reorganization costs incurred in connection with the 2000 Distribution ($5.6 million after-tax, $.07 per share basic and diluted). As a result of the reversal of the $7.0 million accrual, the Company reduced their receivable from Moody's by $3.5 million and made a corresponding adjustment to the stock dividend made in 2000 to Moody's.

1999 Restructuring Charge

During the fourth quarter of 1999, Old D&B's board of directors approved plans to restructure D&B's operations. The restructuring included: (1) office consolidations and organization changes in both Europe and other international locations and improvements in sales and data collection operations in Europe, (2) realigning and streamlining D&B's global technology organization and outsourcing certain software and product development to resources outside the United States and Europe, and (3) migrating data collection in the U.S. to telephonic data collection and closing 15 U.S. field data collection offices.

As a result of these actions, a pre-tax restructuring charge of $41.2 million ($27.9 million after-tax, $.34 per share basic and diluted) was included in operating income in 1999, which included employee severance costs of $32.7 million. The balance of the charge related to the write-off of certain assets and leasehold termination obligations. During 2001, the Company substantially completed these restructuring actions. At December 31, 2001, the remaining restructuring reserves were not significant.

Other

In 2001, the Company recorded in operating income a $1.0 million pre-tax write-off of assets lost in the World Trade Center attack ($.6 million after-tax, $.01 per share basic and diluted). In 2000, the Company recognized a $10.1 million pre-tax gain ($6.2 million after-tax, $.08 per share basic and diluted) and in 1999, the Company recognized an $11.9 million pre-tax gain ($6.6 million after-tax, $.08 per share basic and diluted) with respect to settlement of litigation matters, recorded in non-operating income.

Results of Operations

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

For the year ended December 31, 2001, D&B reported net income of $153.2 million, or $1.93 per share basic and $1.88 per share diluted. This compares with 2000 income from continuing operations of $73.6 million and earnings per share from continuing operations of $.91 basic and $.90 diluted. With the exclusion of the transactions discussed in detail in the Overview section, included in the table on page 15, income from continuing operations would have increased 16% and earnings per share from continuing operations would have increased 18% for basic earnings and 17% for diluted earnings. Net income for the year ended December 31, 2001 was $153.2 million. 2000 net income of $206.6 million included income from discontinued operations of $133.0 million. 2001 earnings per share were $1.93 per share basic and $1.88 per share diluted. For the year ended December 31, 2000, earnings per share of $2.55 basic and $2.52 diluted included earnings per share from discontinued operations of $1.64 basic and $1.62 diluted.

Reported operating revenues, as reflected in the table on page 14, declined 8% to $1,308.8 million in 2001, compared with $1,417.6 million in 2000. Core revenues, which excludes revenues from RMS and other divested businesses, declined 1%, as revenue growth in North America of 1% was offset by declines in Europe of 3% and APLA of 1%. Before the effect of foreign exchange, core revenues increased 1% in 2001 as compared to 2000, with European revenues growing 2% and APLA's revenues growing 5% from the prior year. D&B's results, before the effect of foreign exchange, reflect flat revenues from traditional Risk Management Solutions, offset by 11% growth in revenues from value-added Risk Management Solutions such as decision-support tools and services, a 1% increase in Sales & Marketing Solutions and a 3% decline in Supply Management Solutions.

Operating expenses decreased 15% to $441.2 million in 2001 compared with $515.9 million in 2000, resulting from net cost savings achieved through the financial flexibility program discussed above. Included in 2001 operating expenses were a $6.2 million pre-tax loss resulting from the impairment of capitalized software and the write-off of certain assets made obsolete or redundant, and a $1.0 million write-off of assets lost in the World Trade Center attack, as well as the $6.5 million write-down of the Murray

Hill facility. Excluding these items, operating expense would have decreased by 17%. Selling and administrative expenses declined 4% to $523.5 million in 2001 compared with $546.7 million in 2000. Administrative cost savings achieved through the financial flexibility program discussed in the Overview section were partially offset by transition costs incurred in implementing the Blueprint for Growth strategy and planned spending in the B2B e-business. Depreciation and amortization decreased 15% to $94.5 million in 2001 as compared to 2000 as a result of lower capitalized spending during the past few years and the write-off of certain assets in connection with the Blueprint for Growth implementation. 2001 operating costs also included a $28.8 million charge for restructuring actions and a $7.0 million reversal of excess reorganization costs in connection with the 2000 Distribution. 2000 operating costs included a $41.5 million restructuring charge and the original $29.5 million of reorganization costs incurred with the 2000 Distribution.

Operating income increased 32% in 2001 to $227.8 million from $172.8 million in 2000. Excluding the transactions in both years discussed in detail in the Overview section, included in the table on page 15, operating income would have grown 8% in 2001, as a result of the financial flexibility program initiatives which reduced costs in every segment and in corporate expenses.

Non-operating income — net was $30.0 million in 2001 compared with non-operating expense — net of $21.1 million in 2000. Included in non-operating income (expense) — net is interest income and expense, minority interest expense and other income (expense) — net. Interest income of $5.5 million in 2001 was higher than 2000 interest income of $3.9 million due to higher cash levels. Interest expense increased by $7.8 million and minority interest expense decreased by $17.0 million from the prior year. This was due to the repayment of commercial paper and the Company's purchase of the $300 million minority interest obligation using proceeds from the issuance of $300 million principal amount of notes. This is discussed more fully in the Liquidity and Financial Position section below and in Note 7 to the consolidated financial statements. Other income — net was $46.3 million in 2001 compared with $6.0 million in 2000. Other income — net in 2001 included gains on the sales of businesses of $56.3 million offset by a write-down of impaired investments of $6.1 million, as discussed in the Overview section. 2000 other income — net included a gain of $10.1 million on the settlement of litigation. Excluding the items discussed in the Overview section, expenses included in other income — net remained relatively constant. See Note 17 to the consolidated financial statements.

D&B's effective tax rate was 39.2% in 2001 compared with 51.4% in 2000. In 2000, the non-deductibility of certain reorganization expenses and interest incurred had a significant impact on the effective tax rate. In addition, the underlying tax rate of 39.8% in 2001 has continued to decline as a result of state tax planning initiatives as well as global tax planning.

D&B recognized $3.5 million as equity in net losses of affiliates for the year ended December 31, 2001. These losses primarily result from the Company's investment in a joint venture with American International Group, Inc. called Avantrust LLC.

Income from discontinued operations, net of income taxes, was $133.0 million for the year ended December 31, 2000, which included nine months of income from discontinued operations related to Moody's.

Segment Results

North America

North America's core revenues were $872.9 million in 2001, up 1% from 2000 core revenues. In comparing 2001 and 2000 revenues, North America's revenues from Risk Management Solutions of $588.1 million were up 1%, revenues from Sales & Marketing Solutions decreased 1% to $258.4 million, and revenues from Supply Management Solutions decreased 7% to $26.4 million. The improved revenues in Risk Management Solutions reflected an increase in sales of value-added products, such as D&B Risk Assessment Manager, partially offset by a decline in the traditional products, such as the Business Information Report. The decrease in revenues from Sales & Marketing Solutions and Supply Management Solutions was a result of the effects of the U.S. economic slowdown on customer spending. The effect of the slowdown was seen primarily in the Company's U.S. Sales & Marketing Solutions business, which was down 1% due to a reduction in customers' direct marketing efforts. Project-related marketing and purchasing solutions, which some customers may view as more discretionary in the current economy, were also affected. Total North American reported revenues, including RMS and Other Divested Businesses, was $912.3 million, a decrease of 6% from the prior year.

North America's operating income was $298.3 million in 2001, up 4% from $287.6 million in the prior year, reflecting the benefits of the Company's financial flexibility initiatives offset in part by planned investments in the B2B e-business, as well as other key Blueprint initiatives.

Europe

Europe's core revenues were $324.7 million in 2001, down 3% when compared with 2000 core revenues of $336.1 million.

However, before the effect of foreign exchange, Europe's core revenues would have increased 2%. Before the effect of foreign exchange, Europe would have reported in 2001 an increase in revenues from Risk Management Solutions of 1%, an increase in revenues from Sales & Marketing Solutions of 5%, and an increase in revenues from Supply Management Solutions of 70% on a relatively small base. When comparing 2001 to 2000 on a reported basis, Europe's revenues from Risk Management Solutions decreased 5% to $254.5 million, revenues from Sales & Marketing Solutions decreased 1% to $66.9 million and revenues from Supply Management Solutions increased 64% to $3.3 million. Total reported revenues, including RMS and Other Divested Businesses, was $342.1 million, a decrease of 11% from the prior year.

The improvement in European revenues from Risk Management Solutions reflected flat revenues from traditional products and 5% growth in revenues from value-added products, before the effect of foreign exchange.

Europe reported operating income of $25.2 million in 2001 as compared with an operating loss of $.9 million in 2000. The Company's financial flexibility initiatives, including a reorganization in the management of Europe from 19 separate country operations to a "One Europe" business model, contributed significantly to the improvement in European profitability.

APLA

APLA reported core revenues of $32.0 million in 2001, compared with core revenues of $32.4 million in 2000. Before the effect of foreign exchange, core revenues would have been up 5%. Before the effect of foreign exchange, APLA's revenues from Risk Management Solutions increased 6% and revenues from Sales & Marketing Solutions increased 2%. Risk Management Solutions increased due to a 3% increase in traditional products and a 31% increase in value-added products, before the effect of foreign exchange. In comparing 2001 reported results with those of 2000, APLA's revenues from Risk Management Solutions were flat at $24.7 million and revenues from Sales & Marketing Solutions decreased 4% to $7.3 million. Total reported revenues, including RMS and Other Divested Businesses, was $54.4 million, a decrease of 19% from the prior year. The reported revenues were impacted by the sale of the Australia/New Zealand operation and the other business model changes.

APLA reported an operating loss of $.2 million in 2001, compared with an operating loss of $4.6 million in 2000. The improvement in APLA's profitability reflects the benefit of the Company's financial flexibility initiatives during the year to align investment in the region with revenue growth and profit potential.

Year Ended December 31, 2000 Compared with Year Ended December 31, 1999

For the year ended December 31, 2000, D&B reported income from continuing operations of $73.6 million, or $.91 per share basic and $.90 per share diluted. This compares with 1999 income from continuing operations of $81.3 million and earnings per share from continuing operations of $1.00 basic and $.99 diluted. Excluding the impact in both years of the items discussed in the Overview section, included in the table on page 15, income from continuing operations would have increased 20% and earnings per share from continuing operations would have increased 21% for basic earnings and 20% for diluted earnings. 2000 net income of $206.6 million included income from discontinued operations of $133.0 million, while 1999 net income of $256.0 million included income from discontinued operations of $174.7 million. For the year ended December 31, 2000, earnings per share of $2.55 basic and $2.52 diluted included earnings per share from discontinued operations of $1.64 basic and $1.62 diluted. For the year ended December 31, 1999, earnings per share of $3.16 basic and $3.12 diluted included earnings per share from discontinued operations of $2.16 basic and $2.13 diluted.

Total operating revenues, as reflected in the table on page 14, grew 1% to $1,417.6 million in 2000, compared with $1,407.7 million in 1999. Core revenues, which excludes revenues from divested businesses, declined by 1% in 2000 to $1,236.9 million compared with $1,247.4 million in 1999. Core revenue growth in North America of 4% was offset by a decline in Europe of 9% and a decline in APLA of 15%. Before the effect of foreign exchange, core revenues increased 3% in 2000 compared to 1999, with European revenues growing 2% and APLA's revenues declining 1% from the prior year. D&B's results, before the effect of foreign exchange, reflect flat revenues from traditional Risk Management Solutions, offset by growth in revenues from value-added Risk Management Solutions such as decision-support tools and services, 12% growth in Sales & Marketing Solutions and 8% growth in Supply Management Solutions.

Operating expenses decreased 4% to $515.9 million in 2000 compared with $538.3 million in 1999, as a result of cost reductions attributable to the restructuring actions initiated in the fourth quarters of 1999 and 2000 and the positive effect of foreign exchange on expenses. Selling and administrative expenses increased by 1% to $546.7 million in 2000 compared with $539.4 million in 1999 as a result of costs incurred in order to offer new products and services, which offset cost reductions and the positive effect of foreign exchange. Depreciation and amortization decreased 13% to $111.2 million in 2000 as compared to 1999 as a result of lower capitalization over the past two years, the write-off of certain assets as a result of the restructuring actions and the positive effect of foreign exchange on expenses. Operating costs in 2000 also included a $41.5 million charge for restructuring actions, while 1999 operating costs included a $41.2 million restructuring charge. In 2000, operating costs included $29.5 million in reorganization costs incurred in connection with the 2000 Distribution.

Operating income increased 7% in 2000 to $172.8 million from $160.9 million in 1999. Excluding the restructuring charges in 2000 and 1999 and the reorganization costs incurred in 2000, operating income would have grown 21% in 2000 as a result of revenue growth and lower operating costs.

Non-operating expense — net was $21.1 million in 2000 compared with $15.5 million in 1999. Included in non-operating expense — net is interest income and expense, minority interest expense (which remained level at $22.4 million in both 2000 and 1999) and other income — net. Interest income of $3.9 million in 2000 was higher than 1999 due to higher cash levels, while interest expense of $8.6 million in 2000 was also higher than in 1999 as a result of the higher debt levels in 2000. Other income — net was $6.0 million in 2000 compared with $9.0 million in 1999. Other income — net for 2000 included a gain of $10.1 million on the settlement of litigation, while 1999 other income — net included a gain of $11.9 million on the settlement of litigation. These gains were offset by other miscellaneous non-operating income and expense items, which were generally unchanged in 2000 and 1999.

D&B's effective tax rate was 51.4% in 2000 compared with 44.1% in 1999. The underlying tax rate was 42.0% in 2000 and 41.3% in 1999. The difference between the effective and underlying rates resulted from several factors in both 2000 and 1999, including taxes imposed on the proceeds from the settlement of litigation and the non-deductibility of certain restructuring expenses. In 2000, the non-deductibility of certain reorganization expenses and interest incurred also affected the effective tax rate.

Income from discontinued operations, net of income taxes, was $133.0 million for the year ended December 31, 2000 and $174.7 million for the year ended December 31, 1999. 2000 results include nine months of income from discontinued operations, while 1999 included the income from discontinued operations for a full year.

Segment Results

North America

North America total revenues were $968.3 million in 2000, up 5% from 1999 revenues. Core revenue increased 4% to $868.4 million in 2000 from $838.2 million in 1999. In comparing 2000 and 1999 revenues, North America's revenues from Risk Management Solutions were flat at $580.1 million, revenues from Sales & Marketing Solutions increased 13% to $259.8 million, and revenues from Supply Management Solutions increased 5% to $28.5 million. North America's results reflect a decline in the use of traditional Risk Management Solutions products as D&B has migrated its customers from traditional Risk Management Solutions products to lower price, higher margin value-added products. However, revenues from value-added Risk Management Solutions products have offset the decline in traditional Risk Management Solutions products. The growth in revenues from Sales & Marketing Solutions and Supply Management Solutions was largely driven by revenues from value-added products.

North America's operating income was $287.6 million in 2000, up 13% from $255.4 million in the prior year. The improvement was driven by the increase in revenues and the impact of data collection cost reductions achieved as part of the 1999 fourth quarter restructuring actions.

Europe

Europe's total revenues were $382.1 million in 2000, down 9% when compared with 1999 revenues of $420.6 million. Core revenues were down 9% to $336.1 million in 2000 from $371.0 million in 1999. However, before the effect of foreign exchange, Europe's core revenues would have been up 2%. Before the effect of foreign exchange, Europe would have reported in 2000 an increase in revenues from Risk Management Solutions of 1% and an increase in revenues from Sales & Marketing Solutions of 5% in comparison with 1999. As reported, Europe's revenues from Risk Management Solutions decreased 10% to $266.4 million, revenues from Sales & Marketing Solutions decreased 6% to $67.6 million, and revenues from Supply Management Solutions increased 52% to $2.1 million, when comparing 2000 with 1999.

Europe reported an operating loss of $.9 million in 2000, compared to an operating loss of $8.9 million in 1999. Europe achieved substantial improvements in profitability as a result of significant cost reductions realized from the restructuring actions announced in the fourth quarter of 1999.

APLA

APLA total revenues were $67.2 million in 2000, compared to revenues of $67.1 million in 1999. Core revenue decreased 15% to $32.4 million from $38.2 million in 1999. Before the effect of foreign exchange, revenues would have decreased 1%, comprised of a 9% decrease in revenues from Risk Management Solutions and an increase in revenues from Sales & Marketing Solutions of 48%, in each case in comparison with 1999. In comparing 2000 reported results with those of 1999, APLA's revenues from Risk Management Solutions decreased 23% to $24.8 million and revenues from Sales & Marketing Solutions increased 29% to $7.6 million.

APLA reported an operating loss of $4.6 million in 2000, compared with an operating loss of $7.3 million in 1999. The decrease in operating losses was due to cost reductions and the changes in the business model.

Recently Issued Accounting Standards

On October 3, 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144 (SFAS No. 144), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144, however, retains the fundamental provisions of SFAS No. 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale.

SFAS No. 144 supersedes the accounting and reporting provisions of APB Opinion No. 30 ("Opinion 30"), "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for segments of a business to be disposed of. SFAS No. 144, however, retains the requirement of Opinion 30 to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of (by sale, by abandonment, or in a distribution to owners) or is classified as held for sale. SFAS No. 144 also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a temporarily controlled subsidiary.

The provisions of SFAS No. 144 are effective for fiscal years beginning after December 15, 2001. The Company will adopt SFAS No. 144 beginning January 1, 2002. The Company believes there will be no material impact on its consolidated results of operations and financial position upon adoption of SFAS No. 144.

On July 20, 2001, the FASB issued Statements of Financial Accounting Standards No. 141 (SFAS No. 141), "Business Combinations," and No. 142 (SFAS No. 142), "Goodwill and Other Intangible Assets."

SFAS No. 141 addresses financial accounting and reporting for goodwill and other intangible assets acquired in a business combination at acquisition. SFAS No. 141 requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001. SFAS No. 141 supersedes APB Opinion No. 16, "Business Combinations," and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." SFAS No. 141 establishes specific criteria for the recognition of intangible assets separately from goodwill and requires unallocated negative goodwill to be written off immediately as an extraordinary gain (instead of being deferred and amortized). SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method for which the date of acquisition is after June 30, 2001, and has been adopted by the Company since that date.

SFAS No. 142 addresses the financial accounting and reporting for intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) at acquisition. SFAS No. 142 also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. Under the new rules, the Company is no longer required to amortize goodwill and other intangible assets with indefinite lives but will be subject to periodic testing for impairment. It also provides that intangible assets that have finite useful lives will continue to be amortized over their useful lives, but those lives will no longer be limited to 40 years. SFAS No. 142 supersedes APB Opinion No. 17, "Intangible Assets." D&B considers its operating segments, North America, Europe and APLA, as its reporting units under the definitions of SFAS No. 142 for consideration of potential impairment of intangible and goodwill balances. Based upon the Company's preliminary assessment, it does not expect to recognize any impairment of the existing assets upon adoption.

The provisions of SFAS No. 142 are effective for fiscal years beginning after December 15, 2001. The Company will adopt SFAS No. 142 beginning January 1, 2002. As a result of adoption of SFAS No. 142, a substantial amount of the Company's goodwill assets will no longer be amortized, resulting in a $5 million reduction in amortization expense in 2002.

Market Risk

The Company is exposed to the impact of interest rate changes, foreign currency fluctuations and changes in the market value of certain of its investments.

Policies and Procedures

In the normal course of business, D&B employs established policies and procedures to manage its exposure to changes in interest rates and foreign currencies.

In 2001, the Company's use of derivatives was limited to the use of short-term foreign exchange forward contracts to hedge short-term foreign exchange denominated loans, and interest-rate swap agreements to hedge a portion of the interest rate exposure on the fixed rate bond.

The Company's objective in managing exposure to interest rates is to limit the impact of interest rate changes on earnings, cash flows and financial position, and to lower overall borrowing costs. To achieve these objectives, the Company maintains a policy that floating-rate debt be managed within a minimum and maximum range of the Company's total debt exposure as established by policy. To achieve the policy objectives, the Company may use fixed rate debt, floating-rate debt and/or interest-rate swaps.

D&B's objective in managing exposure to foreign currency fluctuations is to reduce earnings, cash flow and financial position volatility in its European and APLA operations. D&B follows a policy of hedging substantially all cross-border intercompany transactions denominated in a currency other than the functional currency applicable to each of its various subsidiaries. D&B only uses short-term foreign exchange forward contracts to implement its hedging strategy. Typically, these contracts have maturities of six months or less. These forward contracts are executed with credit-worthy institutions and are denominated primarily in the British pound sterling, the euro and the Swedish krona.

A discussion of D&B's accounting policies for financial instruments is included in the summary of significant accounting policies in Note 1 to the consolidated financial statements and further disclosure relating to financial instruments is included in Note 8 to the consolidated financial statements.

Interest Rate Risk

In 2001, D&B purchased the third party fixed-rate minority interest obligation by issuing a five-year, fixed-rate bond that matures in March 2006. See Note 7 to the consolidated financial statements. D&B also entered into fixed to floating interest-rate swap agreements in the third quarter of 2001 with notional principal amounts totaling $100 million, see Note 8 to the consolidated financial statements, and designated these swaps as fair-value hedges against a portion of the long-term fixed-rate bonds. The arrangement is considered a highly effective hedge, and there is no impact on earnings. The swaps and hedged portion of the bonds are recorded in the balance sheet at fair value. The swaps are considered highly effective hedges, with changes in fair value of the swaps offsetting the impact on earnings of changes in the fair value of the hedged bonds. At December 31, 2001 the Company had no floating-rate debt outstanding.

Foreign Exchange Risk

D&B operates in 30 countries through wholly owned entities and in eight countries through minority interests in joint ventures, and principally uses the capital markets to fund its operations. D&B's non-U.S. operations generated approximately 32% of total revenues in 2001. As of December 31, 2001, approximately 35% of D&B's assets were located outside the U.S., and no single country outside the U.S. had a significant concentration of D&B's aggregate cash balances.

As in prior years, the Company uses foreign currency forward contracts to offset the earnings impact of transaction gains or losses resulting from foreign currency denominated intercompany loans. The underlying loans and the corresponding forward contracts are marked to market at each quarter-end, and are fully disclosed within the financial statements and have a minimal impact on earnings.

The fair value of the foreign currency risk is estimated by calculating the cost of closing out all foreign exchange contracts given a 10% increase or decrease in forward rates from their December 31, 2001 levels. At December 31, 2001, D&B had approximately $259 million in foreign exchange forward contracts outstanding with net losses of $.9 million. If forward rates were to increase 10% from year-end levels, the net gain would be $4.4 million. If forward rates were to decrease 10% from year-end levels, the net loss would be $5.3 million. However, the estimated potential gain or loss on these contracts is expected to be offset by changes in the dollar value of the underlying transactions. Therefore, the net effect of a 10% movement in foreign exchange rates would have a minimal impact on earnings.

Other Risks

(See Note 14 to the consolidated financial statements)

Old D&B and its predecessors entered into global tax planning initiatives in the normal course of business, principally through tax-free restructurings of both their foreign and domestic operations. These initiatives are subject to normal review by tax authorities. It is possible that additional liabilities may be proposed by tax authorities as a result of these reviews and that some of the reviews could be resolved unfavorably. At this time, management is unable to predict the extent of such reviews, their outcome or whether the resolution of these matters could materially affect D&B's results of operations, cash flows or financial position.

Pursuant to the 2000 Distribution Agreement, see Note 4 to consolidated financial statements, D&B and Moody's each agreed to be financially responsible for 50% of any potential liabilities that may arise with respect to the reviews described above, to the extent such potential liabilities are not directly attributable to their respective business operations.

The IRS has completed its review of the utilization of certain capital losses generated during 1989 and 1990. On June 26, 2000, the IRS, as part of its audit process, issued a formal assessment with respect to the utilization of these capital losses and Old D&B responded by filing a petition for a refund in the U.S. District Court for the District of Columbia on September 21, 2000.

Pursuant to a series of agreements, IMS Health and Nielsen Media Research are jointly and severally liable to pay one-half, and Donnelley the other half, of any payments for taxes and accrued interest arising from this matter and certain other potential tax liabilities after Donnelley pays the first $137 million.

In connection with the 1998 Distribution, Old D&B and Donnelley entered into an agreement whereby Old D&B assumed all potential liabilities of Donnelley arising from these tax matters and agreed to indemnify Donnelley in connection with such potential liabilities.

On May 12, 2000, an amended tax return was filed for the 1989 and 1990 tax periods, which reflected $561.6 million of tax and interest due. Old D&B paid the IRS approximately $349.3 million of this amount on May 12, 2000, which Old D&B funded with short-term borrowings. IMS Health has informed D&B that it paid to the IRS approximately $212.3 million on May 17, 2000. The payments were made to the IRS to stop further interest from accruing. Notwithstanding the filing and payment, D&B is contesting the IRS's formal assessment and will also contest the assessment of amounts, if any, in excess of the amounts paid. D&B has accrued its anticipated share of the probable liability arising from the utilization of these capital losses.

D&B and its subsidiaries are involved in legal proceedings, claims and litigation arising in the ordinary course of business. Although the outcome of such matters cannot be predicted with certainty, in the opinion of management, the ultimate liability of D&B in connection with such matters will not have a material effect on D&B's operating results, cash flows or financial position.

Liquidity and Financial Position

Management believes that cash flows generated from its operations and supplemented as needed with readily available financing arrangements are sufficient to meet the short-term and long-term needs of D&B. D&B accesses the commercial paper market from time to time to fund working capital needs and share repurchases. Such borrowings have been supported by D&B's bank credit facilities.

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

At December 31, 2001, cash and cash equivalents totaled $145.3 million, an increase from $70.1 million at December 31, 2000. During 2001, the Company's cash flow was impacted by:

- The $100 million share repurchase program, with 3.2 million shares of common stock repurchased as of December 31, 2001.
- The sale of the RMS business with cash proceeds of $125 million, which included $90 million for the business and $35 million related to an exclusive contract to provide the buyers with risk management products over five years. The amount related to the contract was recorded in deferred revenue and will be recognized as income as the services are rendered.
- The sale of the Australia/New Zealand and South Africa operations with cash proceeds of $29 million.
- The acquisitions of iMarket and Harris InfoSource International, Inc. for which the Company paid a total of $34.5 million.

In 2000, D&B's payment of $349.3 million to the IRS and the impact of the 2000 Distribution with respect to the allocation of net indebtedness impacted the cash balance.

Cash generated by operating activities

Cash generated by operating activities in 2001 was $217.1 million. The improvement in cash generated by operating activities of continuing operations when comparing 2001 with 2000, excluding the payment to the IRS, results from increased operating income and lower net interest expense, offset by higher restructuring payments in the current year. During 2001, D&B made payments of $26.9 million related to restructuring actions under the Blueprint for Growth and $13.7 million which completed the payments for the 1999 restructuring actions. In 2000, the Company made payments of $21.8 million for restructuring actions. Operating activities in 2000 provided net cash of $27.2 million during 2000. The $349.3 million payment to the IRS, discussed in "Other Risks" above, in 2000 is reflected as a reduction in continuing operations' accrued income taxes of $174.7 million and as a $174.6 million offset to net cash used in operating activities of discontinued operations. Excluding the impact of the payment, cash generated by operating activities in 2000 would have been $376.5 million, with continuing operations providing $206.0 million and discontinued operations providing $170.5 million (representing nine months of activity).

Cash provided by investing activities

Net cash provided by investing activities totaled $35.2 million in 2001, compared with net cash used in investing activities of $81.7 million in 2000. Cash proceeds from the sale of businesses of $118.2 million, consisting of the proceeds from the sales of the RMS businesses, the majority stake in the Australia/New Zealand operations, and a major portion of minority investment in South Africa. Payments for acquisitions were $34.5 million. In 2001, D&B spent $53.2 million on capital expenditures, computer software and other intangibles. In 2000, spending for capital expenditures, computer software and other intangibles by continuing operations totaled $67.1 million. During 2001, the Company invested $11.3 million in a joint venture with American International Group, Inc called Avantrust LLC. In 2000, D&B invested $6.0 million in other unconsolidated affiliates. Net cash used in investing activities of discontinued operations in 2000 was $26.2 million. Net cash used by discontinued operations in 2000 included an acquisition by Moody's of a financial software products company for $17.4 million.

Cash used in financing activities

Net cash used in financing activities was $177.4 million in 2001, compared with net cash provided by financing activities of $18.8 million during 2000. Excluding the $195.5 million net cash provided by discontinued operations in 2000, net cash used in financing activities would have been $176.7 million. D&B did not pay dividends in 2001 and does not intend to pay dividends in the future. Payments of dividends by Old D&B accounted for $89.8 million in 2000.

In the first quarter of 2001, the Company issued $300 million in principal of notes in a private placement. During the second quarter of 2001, the Company exchanged these notes for freely tradeable notes with identical terms. The notes have a five-year term and bear interest at a fixed annual rate of 6.625%, payable semi-annually. The cash proceeds from the issuance of these notes were used to repay a $300 million obligation resulting from the purchase of an unrelated partner's interest in a limited partnership.

In September 2001, D&B renewed a $175 million committed bank facility. The facility matures in September 2002 and is expected to be renewed at or before that time. The Company also maintains a second facility permitting borrowings of up to an additional $175 million that matures in September 2005. Under these facilities D&B has the ability to borrow at prevailing short-term interest rates. D&B has not drawn on those facilities since their inception and had no borrowings outstanding under these facilities at December 31, 2001. These facilities are available for general corporate purposes, including support of D&B's commercial paper program. The Company is in compliance with all covenants or other requirements set forth in its credit agreements and indentures.

At December 31, 2001, D&B had no commercial paper outstanding. The $49.5 million in commercial paper outstanding at December 31, 2000 was repaid in full during 2001.

D&B repurchased 1.6 million shares of common stock for $44.9 million in 2001 in connection with its Employee Stock Purchase Plan and to offset a portion of the shares issued under stock incentive plans. Net proceeds from D&B stock plans totaled $19.0 million in 2001.

Between January 1, 2000 and September 30, 2000, Old D&B repurchased 125,000 shares of common stock for $3.5 million in connection with its Employee Stock Purchase Plan and to offset a portion of the shares issued under stock incentive plans. During the fourth quarter of 2000, D&B repurchased 1.8 million shares of common stock for $43.3 million to offset awards under stock incentive plans and in connection with the D&B Employee Stock Purchase Plan. Proceeds received in connection with Old D&B's stock plans were $30.7 million for the nine months ended September 30, 2000. D&B received proceeds in connection with D&B's stock plans of $7.0 million in the fourth quarter of 2000.

Future Liquidity Requirements and Other Commitments

In January 2002, the Company acquired an additional 2.5 million shares, in a privately negotiated block trade, for $85.1 million, funded with cash on hand and $36.0 million of short-term commercial paper borrowings.

During the course of 2001, D&B invested in a joint venture with American International Group, Inc. called Avantrust LLC. The Company has committed to invest approximately $8 million more in Avantrust LLC.

Certain of the Company's operations are conducted from leased facilities, which are under operating leases that expire over the next 10 years, with the majority expiring within five years. The Company also leases certain computer and other equipment under operating leases that expire over the next three years. These leases are frequently renegotiated or otherwise changed as advancements in computer technology produce opportunities to lower costs and improve performance. Additionally, the Company has agreements with various third parties to purchase certain data processing and telecommunication services extending beyond one year. See Note 13 to the consolidated financial statements for a schedule of future minimum lease payments under non-cancelable leases.

The Company's debt obligation of $300 million is repayable in March 2006. See Note 7 to the consolidated financial statements.

New European Currency

On January 1, 2002, 12 of the countries in the European Union completed the three-year transition to a single European currency, the euro, which replaced the national currency of each participating country. Early in the transition period, the Company established a task force to address issues related to the euro. The Company believed that the euro conversion might have a material impact on its operations and financial condition if it failed to successfully address such issues. The task force followed a project plan which included the following: ensuring that the Company's information technology systems that process data for inclusion in the Company's products and services could appropriately handle amounts denominated in euro contained in data provided to the Company by third-party data suppliers; modification of the Company's products and services to deal with euro-related issues; and modification of the Company's internal systems (such as payroll, accounting and financial reporting) to deal with euro-related issues. All targets within the project plan have been met. All D&B information products which contain financial data on businesses in euro-participating countries now use the new currency. The cost of the modifications covered by the project plan have not had a material effect on the Company's results of operations, cash flows or financial condition. There is no guarantee that all problems have been foreseen and corrected, or that no material disruption of the Company's business will occur. The conversion to the euro may have competitive implications for the Company's pricing and marketing strategies, which could be material in nature. However, any such impact is not known at this time.

Dividends

D&B paid a quarterly dividend of $.185 per share in the first three quarters of 2000, resulting in a full-year dividend per share paid of $.555 for 2000. D&B did not pay dividends in 2001 and does not intend to pay dividends for the foreseeable future.

Common Stock Information

D&B's common stock (symbol DNB) is listed on the New York Stock Exchange. The number of shareholders of record was 5,136 at December 31, 2001.The following table summarizes price information for D&B's common stock since the 2000 Distribution, as reported in the periods shown.

	Price Per Share ($)			
	2001		2000	
	High	Low	High	Low
First Quarter	26.910	23.560	N/A	N/A
Second Quarter	28.610	21.230	N/A	N/A
Third Quarter	33.360	26.850	N/A	N/A
Fourth Quarter	36.250	27.450	26.938	18.250

D&B has not paid any dividends since September 30, 2000, the date of the 2000 Distribution, and does not intend to pay dividends in the future.

Forward-Looking Statements

Certain statements in this annual report are forward-looking statements. Statements that are not historical facts are forward-looking statements made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. In addition, words such as "expects," "anticipates," "believes," "plans," "guidance" and similar expressions are intended to identify forward-looking statements. All such forward-looking statements are made based on D&B's reasonable expectations at the time they are made. However, forward-looking statements are not guarantees of future performance as they involve risks, uncertainties and assumptions that may prove to be incorrect and that may cause D&B's actual results and experience to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. The risks, uncertainties and assumptions that may affect D&B's performance include: (1) the possibility that economic or other conditions might lead to a reduction in the demand for D&B products and services worldwide, (2) the possibility that the current economic slowdown may worsen and/or persist for an unpredictable period of time, (3) D&B's ability to successfully implement its Blueprint for Growth, including the ability to achieve its financial flexibility objectives on terms and conditions contemplated by D&B, (4) changes in the business information and risk management industries and markets, including changes in customers' preferences for products and product delivery formats resulting from advances in information technology, (5) competitive pressures causing price reductions and/or loss of market share, (6) risks associated with investments and operations in foreign countries, including foreign economic conditions, exchange rate fluctuations, regulatory environment, and cultural factors, (7) D&B's ability to successfully integrate recent and future acquisitions, alliances and investments, (8) D&B's ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms, (9) the potential loss of key business assets, including data center capacity, or interruption of telecommunication links or power sources, (10) changes in the legislative, regulatory and commercial environments affecting D&B's ability to collect, manage, aggregate and use data, (11) D&B's ability to attract and retain key employees, and (12) the competitive implications that the conversion to the euro may have on D&B's pricing and marketing strategies. D&B undertakes no obligations to update any forward-looking statements to reflect any future events or circumstances.

The more prominent risks and uncertainties inherent in our businesses are described in more detail below. However, these are not the only risks and uncertainties that D&B faces. Our businesses may face additional risks and uncertainties that are unknown to D&B at this time.

Economic or other conditions might lead to a reduction in the demand for D&B's products and services worldwide. The current economic slowdown may worsen and/or persist for an unpredictable period of time.

Demand for many of D&B's products and services is influenced by economic trends. As a result, downturns in the United States economy or in the global economy may cause decreased demand for D&B's products and services. A decline in the demand for our products and services could have an adverse effect on D&B's revenues, results of operations and financial condition.

As a result of the current economic climate, D&B has experienced a reduction in the demand for certain of its marketing products and services as customers have looked for ways to reduce their expenses. The current economic slowdown may worsen and/or persist for an unpredictable period of time. If D&B is unable to successfully control its own expenses, it could suffer lower net income and earnings per share.

D&B may be unable to successfully implement the Blueprint for Growth, including the ability to achieve its financial flexibility objectives on the terms and conditions contemplated.

In 2000 D&B adopted its Blueprint for Growth strategy which involves significant investments, reallocating spending, and becoming an important player in B2B e-business. To execute this strategy, D&B announced two phases of a financial flexibility program intended to reduce expenses to generate approximately $200 million annually. If D&B is unable to generate the expected savings from the financial flexibility program on the terms and conditions contemplated, its ability to implement the investments contemplated by its strategy may be adversely affected. The inability to achieve the financial flexibility objectives on the terms and conditions contemplated or the failure to successfully implement the other programs under the Blueprint for Growth could have an adverse effect on D&B's revenues, results of operations and financial condition.

D&B may be unable to successfully adapt to changes in the business information and risk management industries and markets, including changes in customer preferences for products and product delivery formats resulting from advances in information technology.

D&B provides information and services to its customers in a variety of formats, including printed formats, electronic formats, and over the internet. Advances in information technology may result in changing customer preferences for products and product delivery formats. If it does not successfully adapt its products and services to take advantage of changes in technology and customer preferences, D&B's business, financial condition and results of operations would be adversely affected.

D&B adopted an internet strategy because it believes that the internet represents an important and rapidly evolving market for marketing information products and services. Because its B2B strategy is in the early stages of development and involves systems integration with its customers, D&B does not know if this strategy will be successful. D&B's business, financial condition and results of operations would be adversely affected if it:

- Fails to develop products and services that are well suited to the internet market;
- Experiences difficulties that delay or prevent the successful development, introduction and marketing of these products and services; or
- Fails to achieve sufficient traffic to its internet sites to generate significant revenues, or to successfully implement e-business operations.

D&B faces competition that may cause price reductions and/or loss of market share.

All of D&B's businesses are highly competitive. D&B competes directly with a broad range of companies offering business information services to business customers. In addition, business information and related products and services are becoming increasingly available, principally as a result of the expansion of the internet and as new providers of B2B information products and services emerge. In its information services businesses, D&B also faces competition from in-house operations of the businesses it seeks as customers, from other general and specialized credit reporting and other business information services, other information and professional services providers, banks, credit insurers and the internet. Intense competition could harm D&B by causing, among other things, price reductions, reduced gross margins, and loss of market share.

There are risks associated with investments and operations in foreign countries, including foreign economic conditions, exchange rate fluctuations, the regulatory environment, and cultural factors.

D&B conducts business outside of the United States. As a result, its operating results could be negatively affected by a variety of factors, many of which are beyond its control. These factors include regulatory, political or economic conditions in a specific country or region, trade protection measures, and other regulatory requirements. Although foreign currency translation gains and losses are not currently material to D&B's consolidated financial position, results of operations or cash flows, an increase in foreign revenues could subject D&B to foreign currency translation risks in the future. Additional risks inherent in its non-U.S. business activities generally include, among others, potentially longer accounts receivable payment cycles, the costs of and difficulties in managing international operations, potentially adverse tax consequences, and greater difficulty enforcing intellectual property rights.

D&B may lose key business assets, including loss of data center capacity, or the interruption of telecommunication links or power sources.

D&B's ability to protect its data centers against damage from fire, power loss, telecommunications failure or other disasters is critical to its future. The on-line services D&B provides are dependent on links to telecommunication providers. D&B believes it has taken reasonable precautions to protect its data centers and telecommunication links from events that could interrupt operations. Nonetheless, any damage to D&B's data centers or any failure of its telecommunications links that causes interruptions in operations could materially adversely affect its ability to meet customers' requirements, which could result in decreased revenues, net income, and earnings per share.

Changes in the legislative, regulatory and commercial environments may adversely affect D&B's ability to collect, manage, aggregate and use data.

Certain data and services provided by D&B are subject to regulation by federal, state and local authorities in the United States as well as those in Canada, Europe and certain countries within the Asia Pacific and Latin American regions. In addition, there is increasing awareness and concern among the general public regarding marketing and privacy concerns, particularly as they relate to the internet. This concern is likely to result in new laws and regulations. Compliance with existing federal, state and local laws and regulations has not to date seriously affected its business, financial condition or results of operations. Nonetheless, future international, federal, state and local laws and regulations with respect to the collection, management and use of data and adverse publicity or potential litigation concerning the commercial use of such information may increasingly affect D&B's operations. This could result in substantial regulatory compliance or litigation expense or a loss of revenue.

Data suppliers might withdraw data from D&B, leading to an inability to provide products and services.

Much of the data that D&B uses is obtained from third parties, including public record sources. D&B could suffer a material adverse effect if owners of the data it uses were to withdraw the data. Data providers could withdraw their data from D&B if there is a competitive reason to do so or if legislation is passed restricting the use of the data. If a substantial number of data providers were to withdraw their data, D&B's ability to provide products and services to its customers could be materially adversely impacted which could result in decreased revenues, net income and earnings per share.

Report of Independent Accountants

To the Shareholders and Board of Directors of The Dun & Bradstreet Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of The Dun & Bradstreet Corporation and Subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
February 6, 2002

Statement of Management Responsibility for Financial Statements

To the Shareholders of The Dun & Bradstreet Corporation:

Management has prepared and is responsible for the consolidated financial statements and related information that appear on pages 29 to 55. The consolidated financial statements, which include amounts based on the estimates of management, have been prepared in conformity with accounting principles generally accepted in the United States of America. Other financial information in this annual report is consistent with that in the consolidated financial statements.

Management believes that the Company's internal control systems provide reasonable assurance at reasonable cost that assets are safeguarded against loss from unauthorized use or disposition, and that the financial records are reliable for preparing financial statements and maintaining accountability for assets. These systems are augmented by written policies, an organizational structure providing division of responsibilities, careful selection and training of qualified financial personnel and a program of internal audits.

The independent accountants are engaged to conduct an audit of and render an opinion on the financial statements in accordance with generally accepted auditing standards. These standards include an assessment of the systems of internal controls and tests of transactions to the extent considered necessary by them to support their opinion.

The Board of Directors, through its Audit Committee, consisting solely of outside directors of the Company, is responsible for reviewing and monitoring the Company's financial reporting and accounting practices. PricewaterhouseCoopers LLP and the internal auditors each have full and free access to the Audit Committee and meet with it regularly, with and without management.

Allan Z. Loren
Chairman, Chief Executive Officer and President

Sara Mathew
Senior Vice President and Chief Financial Officer

Consolidated Statements of Operations

	Years Ended December 31,		
	2001	2000	1999
	(Dollar amounts in millions, except per share data)		
Operating Revenues	$ 1,308.8	$1,417.6	$1,407.7
Operating Expenses	441.2	515.9	538.3
Selling and Administrative Expenses	523.5	546.7	539.4
Depreciation and Amortization	94.5	111.2	127.9
Restructuring Expense — Net	28.8	41.5	41.2
Reorganization Costs	(7.0)	29.5	—
Operating Income	227.8	172.8	160.9
Interest Income	5.5	3.9	2.9
Interest Expense	(16.4)	(8.6)	(5.0)
Minority Interest Expense	(5.4)	(22.4)	(22.4)
Other Income — Net	46.3	6.0	9.0
Non-Operating Income (Expense) — Net	30.0	(21.1)	(15.5)
Income before Provision for Income Taxes	257.8	151.7	145.4
Provision for Income Taxes	101.1	78.1	64.1
Equity in Net Losses of Affiliates	(3.5)	—	—
Income from Continuing Operations	153.2	73.6	81.3
Income from Discontinued Operations, Net of Income Taxes *of $86.2 and $114.8 for 2000 and 1999, respectively*	—	133.0	174.7
Net Income	$ 153.2	$ 206.6	$ 256.0
Basic Earnings Per Share of Common Stock:			
Continuing Operations	$ 1.93	$ .91	$ 1.00
Discontinued Operations	—	1.64	2.16
Basic Earnings Per Share of Common Stock	$ 1.93	$ 2.55	$ 3.16
Diluted Earnings Per Share of Common Stock:			
Continuing Operations	$ 1.88	$ .90	$ .99
Discontinued Operations	—	1.62	2.13
Diluted Earnings Per Share of Common Stock	$ 1.88	$ 2.52	$ 3.12
Weighted Average Number of Shares Outstanding — Basic	79,391,000	81,001,000	81,127,000
Weighted Average Number of Shares Outstanding — Diluted	81,510,000	81,994,000	82,142,000

The accompanying notes are an integral part of the consolidated financial statements.

	December 31, 2001	December 31, 2000
	(Dollar amounts in millions, except per share data)	
Assets		
Current Assets		
Cash and Cash Equivalents	$ 145.3	$ 70.1
Accounts Receivable — Net of Allowance of $21.0 in 2001 and $19.5 in 2000	317.8	376.3
Other Current Assets	117.1	92.2
Total Current Assets	580.2	538.6
Non-Current Assets		
Property, Plant and Equipment, Net	158.0	202.8
Prepaid Pension Costs	333.7	268.9
Computer Software, Net	103.6	131.3
Goodwill and Other Purchased Intangibles, Net	148.8	145.2
Other Non-Current Assets	106.9	136.8
Total Non-Current Assets	851.0	885.0
Total Assets	$ 1,431.2	$ 1,423.6
Current Liabilities		
Notes Payable	$ —	$ 49.6
Other Accrued and Current Liabilities	332.7	353.5
Unearned Subscription Income	330.0	340.0
Total Current Liabilities	662.7	743.1
Pension and Postretirement Benefits	377.3	373.2
Long-Term Debt	299.6	—
Other Non-Current Liabilities	111.2	56.7
Contingencies (Note 14)		
Minority Interest	1.3	301.6
Shareholders' Equity		
Preferred Stock, $.01 par value per share, authorized — 10,000,000 shares; outstanding — none		
Series Common Stock, $.01 par value per share, authorized — 10,000,000 shares; outstanding — none		
Common Stock, $.01 par value per share, authorized — 200,000,000 and 400,000,000 shares for 2001 and 2000, respectively; issued — 81,945,520	.8	.8
Unearned Compensation Restricted Stock	(1.8)	(1.9)
Capital Surplus	227.3	241.1
Retained Earnings	162.3	13.2
Treasury Stock, at cost, 5,067,235 and 1,790,620 shares for 2001 and 2000, respectively	(148.7)	(45.3)
Cumulative Translation Adjustment	(205.2)	(205.3)
Minimum Pension Liability	(55.6)	(53.6)
Total Shareholders' Equity	(20.9)	(51.0)
Total Liabilities and Shareholders' Equity	$1,431.2	$1,423.6

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2001	2000	1999
	(Dollar amounts in millions)		
Cash Flows from Operating Activities:			
Net Income	$153.2	$206.6	$256.0
Less:			
Net Income from Discontinued Operations	—	133.0	174.7
Net Income from Continuing Operations	153.2	73.6	81.3
Reconciliation of Net Income from Continuing Operations to Net Cash Provided by Operating Activities:			
Depreciation and Amortization	94.5	111.2	127.9
Gain from Sale of Businesses	(56.3)	—	—
Equity Losses in Excess of Dividends Received from Affiliates	3.5	—	—
Restructuring Expense, Net and Asset Impairments	46.6	41.5	41.2
Restructuring Payments	(40.6)	(21.8)	(2.6)
Decrease (Increase) in Accounts Receivable	30.7	(26.3)	(22.8)
Deferred Revenue from RMS Agreement	30.4	—	—
Deferred Income Taxes	49.1	18.4	16.3
Accrued Income Taxes, Net	(7.0)	(122.4)	7.4
Net Increase (Decrease) in Long-Term Liabilities	.8	(2.6)	(7.3)
Increase in Other Long-Term Assets	(61.4)	(46.3)	(36.8)
Net (Increase) Decrease in Other Working Capital Items	(35.0)	4.4	(69.4)
Other	8.6	1.6	7.7
Net Cash Provided by (Used in) Operating Activities:			
Continuing Operations	217.1	31.3	142.9
Discontinued Operations	—	(4.1)	214.8
Net Cash Provided by Operating Activities	217.1	27.2	357.7
Cash Flows from Investing Activities:			
Cash Proceeds from Sale of Businesses	118.2	—	—
Payments for Acquisition of Businesses, Net of Cash Acquired	(34.5)	—	—
Capital Expenditures	(16.2)	(24.1)	(34.3)
Additions to Computer Software and Other Intangibles	(37.0)	(43.0)	(75.3)
Investments in Unconsolidated Affiliates	(11.3)	(6.0)	—
Net Cash Used in Investing Activities of Discontinued Operations	—	(26.2)	(12.1)
Other	16.0	17.6	5.0
Net Cash Provided by (Used in) Investing Activities	35.2	(81.7)	(116.7)
Cash Flows from Financing Activities:			
Payment of Dividends	—	(89.8)	(120.1)
Payments for Purchase of Treasury Shares	(144.9)	(46.8)	(237.9)
Net Proceeds from Stock Plans	19.0	37.7	48.4
(Decrease) Increase in Commercial Paper Borrowings	(49.5)	(75.2)	88.8
Repayment of Minority Interest Obligations	(300.0)	—	—
Increase in Long-Term Borrowings	299.6	—	—
Net Cash Provided by Financing Activities of Discontinued Operations	—	195.5	1.3
Other	(1.6)	(2.6)	1.5
Net Cash (Used in) Provided by Financing Activities	(177.4)	18.8	(218.0)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	.3	(3.6)	(.3)
Increase (Decrease) in Cash and Cash Equivalents	75.2	(39.3)	22.7
Cash and Cash Equivalents, Beginning of Year	70.1	109.4	86.7
Cash and Cash Equivalents, End of Year	$145.3	$ 70.1	$109.4

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Three Years Ended December 31, 2001

	Common Stock ($.01 Par Value)	Unearned Compensation Restricted Stock	Capital Surplus	Retained Earnings	Treasury Stock	Cumulative Translation Adjustment	Minimum Pension Liability	Total Shareholders' Equity	Comprehensive Income (Loss)
	(Dollar amounts in millions, except per share data)								
Balance, January 1, 1999	$1.7	$ —	$ 251.1	$(240.9)	$(168.1)	$(170.2)	$(44.6)	$(371.0)	
Net Income				256.0				256.0	$256.0
Dividends Declared ($.74 per share)				(119.3)				(119.3)	
Treasury Shares Reissued Under Stock Options, Deferred, and Other Compensation Plans and Restricted Stock Plan (2,420,300)			(13.8)	.3	71.0			57.5	
Treasury Shares Reissued Under Employee Stock Purchase Plan (153,097)				(.6)	4.8			4.2	
Treasury Shares Acquired (6,803,800)					(237.9)			(237.9)	
Change in Cumulative Translation Adjustment						(10.9)		(10.9)	(10.9)
Change in Minimum Pension Liability							6.2	6.2	6.2
Unrealized Losses on Investments				(1.4)				(1.4)	(1.4)
Total Comprehensive Income									$249.9
Balance, December 31, 1999	1.7	—	237.3	(105.9)	(330.2)	(181.1)	(38.4)	(416.6)	
Net Income				206.6				206.6	$206.6
Dividends Declared ($.555 per share)				(60.0)				(60.0)	
Common Shares Issued Under Stock Options and Restricted Stock Plan (732,000)			8.8		(2.7)			6.1	
Treasury Shares Reissued Under Stock Options, Deferred, and Other Compensation Plans and Restricted Stock Plan (1,500,111)			(7.4)		48.1			40.7	
Treasury Shares Reissued Under Employee Stock Purchase Plan (183,541)				.1	5.5			5.6	
Treasury Shares Acquired (1,908,543)					(46.8)			(46.8)	
Unearned Portion of Restricted Stock Awards		(1.9)	2.4					.5	
Stock Dividend to Shareholders of Moody's				252.5				252.5	
Recapitalization	(.9)			(279.9)	280.8			—	
Change in Cumulative Translation Adjustment						(24.2)		(24.2)	(24.2)
Change in Minimum Pension Liability							(15.2)	(15.2)	(15.2)
Unrealized Losses on Investments				(.2)				(.2)	(.2)
Total Comprehensive Income									$167.0
Balance, December 31, 2000	.8	(1.9)	241.1	13.2	(45.3)	(205.3)	(53.6)	(51.0)	
Net Income				153.2				153.2	$153.2
Treasury Shares Reissued Under Stock Options, Deferred, and Other Compensation Plans and Restricted Stock Plan (1,429,185)		(1.0)	(13.8)		37.8			23.0	
Treasury Shares Reissued Under Employee Stock Purchase Plan (142,673)				(.5)	3.7			3.2	
Treasury Shares Acquired (4,848,473)					(144.9)			(144.9)	
Stock Dividend to Shareholders of Moody's				(3.5)				(3.5)	
Unearned Portion of Restricted Stock Awards		1.1						1.1	
Change in Cumulative Translation Adjustment						.1		.1	.1
Change in Minimum Pension Liability							(2.0)	(2.0)	(2.0)
Unrealized Losses on Investments				(.1)				(.1)	(.1)
Total Comprehensive Income									$ 151.2
Balance, December 31, 2001	$ .8	$(1.8)	$ 227.3	$ 162.3	$(148.7)	$(205.2)	$(55.6)	$ (20.9)	

The accompanying notes are an integral part of the consolidated financial statements.

Note 1 Description of Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

The Dun & Bradstreet Corporation (the "Company" or "D&B"), with more than 160 years experience in collecting and organizing business information, is a world leader in enabling businesses to make information-based decisions. Customers leverage D&B's information and technology, as well as its insight and expertise, to manage credit and transaction risk (Risk Management Solutions), find and retain profitable customers (Sales & Marketing Solutions), and manage customer and vendor relationships more efficiently (Supply Management Solutions). Companies pursuing e-business use D&B's risk management capabilities to authenticate and verify potential trading partners online.

The consolidated financial statements include the accounts of D&B and its subsidiaries and investments in which the Company has a controlling interest. Investments in companies over which the Company has significant influence but not a controlling interest are carried on an equity basis. Cost investments are recorded at cost and the Company reviews its investments to determine if there has been any impairment judged to be other than temporary. Such impairments are recorded as write-downs in the income statement. The effects of all significant intercompany transactions have been eliminated.

The financial statements of subsidiaries outside the United States and Canada reflect a fiscal year ended November 30 to facilitate timely reporting of the Company's consolidated financial results and financial position.

The consolidated financial statements have been classified to identify separately the results of operations and cash flows of the Company's discontinued operations, which represent Moody's Corporation for 2000 and 1999. See Note 4 for further information. Additionally, certain prior-year amounts have been reclassified to conform to the 2001 presentation.

Critical Accounting Policies

The Company's critical accounting policies are: revenue recognition and estimating accrued liabilities and valuation allowances, including sales cancellations and bad debt allowances, restructuring reserves, valuation of long-lived, intangible assets and goodwill, and assessment of tax and legal matters and other contingencies.

Revenue Recognition. The Company recognizes revenue as services are performed, information is delivered and products and services are used by its customers. Amounts billed for service and subscriptions are credited to unearned subscription income and reflected in operating revenues as used over the subscription term, which is generally one year.

Estimates of Accrued Liabilities and Valuation Allowances. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

In determining sales cancellation allowances, management analyzes historical trends, customer specific factors, current economic trends and changes in customer demand. With respect to estimating bad debt allowances, management analyzes the aging of accounts receivable, historical bad debts, customer creditworthiness and current economic trends.

In determining restructuring reserves the Company has considered the number of individuals that will be affected by severance programs, the expected date of their termination and the expected cash payments to be made. In addition, for lease termination obligations, the Company considers the expected date of termination and the effect of any sublease rental income for certain properties.

The Company reviews the valuation impairment of long-lived assets, intangible assets, including capitalized computer software, and goodwill whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In general, the Company will recognize an impairment loss when the sum of undiscounted expected future cash flows is less than the carrying amount of such assets. The measurement for such an impairment loss is then based on the fair value of the asset. Factors which could trigger an impairment review include significant changes in the manner of use of the assets or strategic decisions made relating to future plans for those assets, as well as consideration of future operating results, significant negative industry trends or economic trends. See Note 2 for a review of the new accounting standard related to goodwill and other intangible assets.

(Tabular dollar amounts in millions, except per share data)

Management assesses the Company's liabilities and contingencies in connection with various legal and tax matters on an ongoing basis, based upon the latest information available. For some amounts, a probable amount of loss can be estimated and is therefore recorded in the consolidated financial statements. In other instances, because of the uncertainties related to both the probable outcome and amount or range of loss, management is unable to make a reasonable estimate of a liability, if any. As additional information becomes available, the Company adjusts its assessment and estimates of such liabilities accordingly.

Other Accounting Policies

Cash Equivalents. Marketable securities that mature within 90 days of purchase date are considered cash equivalents and are stated at cost, which approximates fair value.

Marketable Securities. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," marketable securities are classified as "available for sale" and are reported at fair value, with net unrealized gains and losses reported in shareholders' equity.

The fair value of current and non-current marketable securities is based on quoted market prices. Realized gains and losses on marketable securities are determined on the specific identification method.

The Company had marketable securities of $32.4 million and $37.5 million at December 31, 2001 and 2000, respectively, which consisted primarily of debt securities of the U.S. government and its agencies. Such amounts are included in "Other Non-Current Assets."

Property, Plant and Equipment. Property, plant and equipment are depreciated principally using the straight-line method. Buildings are depreciated over a period of 40 years. Equipment is depreciated over a period of five to 10 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement.

Computer Software, Goodwill and Intangible Assets. The Company accounts for computer software in accordance with Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." In addition, certain computer software costs are capitalized in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed," as appropriate. Capitalized computer software costs are amortized over a period of three to five years and are reported at the lower of unamortized cost or net realizable value.

Other intangibles result from acquisitions and database enhancements. Other intangibles are being amortized, using the straight-line method, over three to 15 years, respectively. Goodwill represents the excess purchase price over the fair value of identifiable net assets of businesses acquired and is amortized on a straight-line basis over five to 40 years.

Foreign Currency Translation. For all operations outside the United States where the Company has designated the local currency as the functional currency, assets and liabilities are translated using the end-of-year exchange rates, and revenues and expenses are translated using average exchange rates for the year. For these countries, currency translation adjustments are accumulated in a separate component of shareholders' equity, whereas realized transaction gains and losses are recognized in other income (expense) — net. For operations in countries that are considered to be highly inflationary, where the U.S. dollar is designated as the functional currency, monetary assets and liabilities are translated using end-of-year exchange rates, and non-monetary accounts are translated using historical exchange rates. Translation and transaction losses of $.5 million and $.3 million in 2001 and 2000, respectively, and a gain of $.1 million in 1999 are recognized in other income (expense) — net.

Earnings per Share ("EPS") of Common Stock. In accordance with SFAS No. 128, "Earnings per Share," basic earnings per share are calculated based on the weighted average number of shares of common stock outstanding during the reporting period. Diluted earnings per share are calculated giving effect to all potentially dilutive common shares, assuming such shares were outstanding during the reporting period. The difference between basic and diluted EPS is solely attributable to stock options. The Company uses the Treasury Stock method to calculate the impact of outstanding stock options.

Financial Instruments. The Company has adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138 commencing January 1, 2001. These statements require recognition of all derivatives as either assets or liabilities on the balance sheet and the measurement of those instruments at fair value.

The Company uses foreign exchange forward contracts to offset the earnings impact of transaction gains or losses resulting from foreign currency denominated intercompany loans, and the gains and losses on these forward contracts are marked to market and changes are recorded as income or expense.

The Company uses interest rate swap agreements to hedge long-term fixed rate debt. When executed, the Company designates the swaps as fair value hedges and assesses whether the swaps are highly effective in offsetting changes in the fair value of the hedged debt. The Company formally documents all relationships between hedging instruments and hedged items and has documented policies for its risk management exposures. Changes in derivative fair values marked to market and changes that are designated fair value hedges are recognized in earnings. The effectiveness of the hedge accounting is monitored on an ongoing basis and if considered ineffective, the Company will discontinue hedge accounting prospectively. The adoption of SFAS No. 133 did not have a material impact on the Company's consolidated results of operations and financial position.

Note 2 Recent Accounting Pronouncements

On October 3, 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144, however, retains the fundamental provisions of SFAS No. 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale.

SFAS No. 144 also supersedes the accounting and reporting provisions of the Accounting Principles Board ("APB") Opinion No. 30 ("Opinion 30"), "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for segments of a business to be disposed of. SFAS No. 144, however, retains the requirement of Opinion 30 to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of (by sale, by abandonment, or in a distribution to owners) or is classified as held for sale. SFAS No. 144 also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a temporarily controlled subsidiary.

The provisions of SFAS No. 144 are effective for fiscal years beginning after December 15, 2001 and as such the Company will adopt SFAS No. 144 beginning January 1, 2002. The Company believes there will be no material impact on its consolidated results of operations and financial position upon adoption of SFAS No. 144.

On July 20, 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets."

SFAS No. 141 addresses financial accounting and reporting for goodwill and other intangible assets acquired in a business combination at acquisition. SFAS No. 141 requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001. SFAS No. 141 superseded APB Opinion No. 16, "Business Combinations," and Statement of Financial Accounting Standards No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." SFAS No. 141 establishes specific criteria for the recognition of intangible assets separately from goodwill and requires unallocated negative goodwill to be written off immediately as an extraordinary gain (instead of being deferred and amortized). SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method for which the date of acquisition is after June 30, 2001, and has been adopted by the Company since that date. See Note 6 below.

SFAS No. 142 addresses the financial accounting and reporting for intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) at acquisition. SFAS No. 142 also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. Under the new rules, the Company is no longer required to amortize goodwill and other intangible assets with indefinite lives but will be subject to periodic testing for impairment. It also provides that intangible assets that have finite useful lives will continue to be amortized over their useful lives, but those lives will no longer be limited to 40 years. SFAS No. 142 supersedes APB Opinion No. 17, "Intangible Assets." D&B considers its operating segments, North America, Europe and APLA, as its reporting units under the definitions of SFAS No. 142 for consideration of potential impairment of intangible and goodwill balances. Based upon the Company's preliminary assessment, it does not expect to recognize any impairment of existing assets upon adoption of this standard beginning January 2002.

(Tabular dollar amounts in millions, except per share data)

The provisions of SFAS No. 142 are effective for fiscal years beginning after December 15, 2001. The Company will adopt SFAS No. 142 beginning January 1, 2002. As a result of adoption of SFAS No. 142, a substantial amount of the Company's goodwill assets will no longer be amortized, resulting in a $5 million reduction in amortization expense in 2002.

Note 3 Impact of Implementation of the "Blueprint for Growth" Strategy and Other

"Blueprint for Growth" Strategy

In the fourth quarter of 2000, D&B announced a new business strategy, the Blueprint for Growth, designed to transform D&B into a growth company with an important presence on the Web, while also delivering shareholder value during the transformation. The implementation of the Blueprint for Growth requires significant investments. In order to fund these investments, D&B has identified opportunities to reallocate spending in order to invest for growth and deliver shareholder value. D&B also reviewed its non-core businesses and assets with a view to converting them into cash.

In connection with D&B's Blueprint for Growth strategy and in accordance with the related financial flexibility initiatives, the Company incurred various incremental costs and gains during 2001, 2000 and 1999. Such costs, gains and related accruals are included in the Company's consolidated financial results as follows:

	2001	2000	1999
Costs included in operating income:			
Restructuring Charge — Net	$(28.8)	$(41.5)	$(41.2)
Asset Write-offs for World Trade Center Attack	(1.0)	—	—
Other Various Asset Impairments	(6.2)	—	—
Murray Hill Facility Impairment	(6.5)	—	—
Total	$(42.5)	$(41.5)	$(41.2)
Non-Operating Income (Expense) — Net includes:			
Gain on the Sale of the RMS Business	$ 36.4	$ —	$ —
Gain on the Sale of Australia/New Zealand Operations	17.7	—	—
Gain on the Sale of Portion of South Africa Investment	2.2	—	—
Write-down of Impaired Investments	(6.1)	—	—
Litigation Gain	—	10.1	11.9
Total	$ 50.2	$ 10.1	$ 11.9

Restructuring and Other Operating Charges

During the fourth quarter of 2000, D&B announced the first phase of its financial flexibility program and recorded a pre-tax restructuring charge of $41.5 million to globalize administrative functions, streamline data collection and fulfillment, rationalize sales and marketing functions and consolidate and simplify technology functions. The pre-tax charge included $28.2 million related to severance, leasehold termination obligations of $8.8 million and the write-off of certain assets of $4.5 million.

During the second quarter of 2001, D&B announced the second phase of its financial flexibility program to reengineer administrative functions and institute common business practices worldwide. The Company recorded a pre-tax restructuring charge of $32.8 million in connection with these actions. The charge included $20.7 million related to severance costs, lease termination obligations arising from office closures of $3.2 million and the write-off of certain assets of $8.9 million.

Also, during the second quarter of 2001, the Company determined that due to higher than anticipated voluntary attrition, severance for approximately 50 associates affected under phase one of the program will not be utilized. As a result, the Company reduced its remaining severance accrual by $2.9 million. In addition, the Company was able to reduce its remaining lease termination liabilities by $1.1 million as a result of more favorable market conditions and higher than anticipated sublease rent.

As of December 31, 2001, D&B has terminated approximately 1,150 of the employees affected under the financial flexibility program. Since the financial flexibility initiatives began in October 2000, the total associates expected to be terminated under the program will be approximately 1,700. The Company has completed all the actions contemplated under the first phase of its financial flexibility program as of the end of 2001 and plans to complete the remainder of the actions under the second phase by June 30, 2002.

During the fourth quarter of 1999, Old D&B's board of directors approved plans to restructure D&B's operations. As a result, a pre-tax restructuring charge of $41.2 million was included in operating income in 1999, which included employee severance costs of $32.7 million and the balance of the charge related to the write-off of certain assets and leasehold termination obligations. During 2001, the Company substantially completed these restructuring actions. At December 31, 2001, the remaining restructuring reserves were not significant.

The restructuring reserves and utilization to date were as follows:

	Amount Charged	Balance at 12/31/2000	Amounts Utilized In 2001 Payments	Write-offs	Amounts Adjusted	Total	Balance at 12/31/2001
2001 Restructuring Charge							
Severance and Termination	$20.7	$ —	$ (1.5)	$ —	$ —	$ (1.5)	$19.2
Asset Write-Offs	8.9	—	—	(8.9)	—	(8.9)	—
Lease Termination Obligations	3.2	—	(1.6)	—	—	(1.6)	1.6
	$32.8	$ —	$ (3.1)	$(8.9)	$ —	$(12.0)	$20.8
2000 Restructuring Charge							
Severance and Termination	$28.2	$27.4	$(20.1)	$ —	$(2.9)	$(23.0)	$ 4.4
Asset Write-Offs	4.5	—	—	—	—	—	—
Lease Termination Obligations	8.8	8.8	(3.7)	—	(1.1)	(4.8)	4.0
	$41.5	$36.2	$(23.8)	$ —	$(4.0)	$(27.8)	$ 8.4
1999 Restructuring Charge							
Severance and Termination	$32.7	$12.1	$(12.1)	$ —	$ —	$(12.1)	$ —
Asset Write-Offs	3.9	—	—	—	—	—	—
Lease Termination Obligations	4.6	1.6	(1.6)	—	—	(1.6)	—
	$41.2	$13.7	$(13.7)	$ —	$ —	$(13.7)	$ —

In 2001, the Company recorded a $6.5 million charge to reflect the impairment in value of the Company's Murray Hill facility. The Company plans to sell the Murray Hill facility in the first quarter of 2002. The Murray Hill facility has a carrying value (before the $6.5 million write-down) of $17.2 million. This has been transferred from property, plant and equipment to assets held for sale within current assets, as it is expected to be sold within twelve months of the balance sheet date. The Company also recorded pre-tax charges of $6.2 million resulting from the impairment of capitalized software and the write-off of certain assets made obsolete or redundant during the year. The Company recorded within operating income a $1.0 million write-off of assets lost in the World Trade Center attack.

Non-Operating Income (Expense) — Net

During the second quarter of 2001, D&B completed the sale of the operations of its Receivable Management Services ("RMS") product lines in the U.S., Canada and Hong Kong to the RMS senior management team and its European RMS operations to Intrum Justitia, B.V. D&B received proceeds of $125 million, $90 million of which was from the sale of the businesses. The Company recognized a pre-tax gain on the sale of $36.4 million. D&B received approximately $76 million in cash and a note for approximately $14 million that was paid in the fourth quarter of 2001. Approximately $35 million of the proceeds related to an exclusive contract to provide the buyers with risk management solutions products over five years.

During the third quarter of 2001, D&B completed the sale of a majority stake in its Australia/New Zealand operations. D&B received proceeds of approximately $23 million, consisting of $12 million in cash and a note of approximately $11 million. The note was paid in the fourth quarter of 2001. The pre-tax gain was $17.7 million.

During the fourth quarter of 2001, D&B sold a major portion of its minority investment in Information Trust Corporation (Proprietary) Limited in South Africa for approximately $6 million in cash. D&B has an option, exercisable after three years, to sell its remaining shares in this company to the buyer. The Company recognized a pre-tax gain of $2.2 million.

The Company recorded a $6.1 million pre-tax write down of cost investments in the third quarter of 2001. In 2000 and 1999, the Company recognized a $10.1 million and an $11.9 million, respectively, pre-tax gain with respect to settlement of litigation matters, recorded in non-operating income.

Note 4 Reorganization and Discontinued Operations

Pursuant to Opinion 30, the consolidated financial statements of the Company have been classified to reflect as discontinued operations the segment conducted principally by Moody's Investors Service, Inc. as a result of the 2000 Distribution (as defined below).

(Tabular dollar amounts in millions, except per share data)

2000 Distribution

On September 30, 2000 (the "2000 Distribution Date"), the company then known as The Dun & Bradstreet Corporation ("Old D&B") separated into two independent, publicly traded companies — The New D&B Corporation ("D&B" or the "Company") and Moody's Corporation ("Moody's"). The separation was accomplished through a tax-free distribution to shareholders of Old D&B (the "2000 Distribution") of all of the shares of common stock of the Company. For every two shares of common stock of Old D&B held, shareholders received one share of common stock of the Company. Following the 2000 Distribution, Old D&B was renamed "Moody's Corporation" and the Company was renamed "The Dun & Bradstreet Corporation."

Prior to the 2000 Distribution, Old D&B had completed an internal reorganization to the effect that, at the time of the 2000 Distribution, the business of the Company consisted solely of supplying credit, marketing and purchasing information as well as receivables management services (the "D&B Business"), and the business of Old D&B (other than the Company and its subsidiaries) consisted solely of the business of providing ratings and related research and risk management services (the "Moody's Business").

Old D&B received a ruling letter from the Internal Revenue Service (the "IRS") on June 15, 2000, to the effect that the receipt by Old D&B shareholders of the common stock of the Company in the 2000 Distribution would be tax-free to such stockholders and Old D&B for Federal income tax purposes, except to the extent of cash received in lieu of fractional shares of common stock of the Company. The 2000 Distribution was effected on September 30, 2000, and resulted in an increase to shareholders' equity of $256.6 million. During the fourth quarter of 2000, adjustments to the dividend of $4.1 million were recorded as a decrease to shareholders' equity, primarily as a result of changes in estimates.

For purposes of, among other things, governing certain ongoing relations between the Company and Moody's as a result of the 2000 Distribution, as well as to allocate certain tax, employee benefit and other liabilities arising prior to the 2000 Distribution, the companies entered into various agreements, including a Distribution Agreement (the "2000 Distribution Agreement"), Tax Allocation Agreement, Employee Benefits Agreement, Intellectual Property Assignment, Shared Transaction Services Agreement, Insurance and Risk Management Services Agreement, Data Services Agreement and Transition Services Agreement.

In general, pursuant to the terms of the 2000 Distribution Agreement, all of the assets of the D&B Business have been allocated to the Company and all of the assets of the Moody's Business have been allocated to Moody's. The 2000 Distribution Agreement also provided for assumptions of liabilities and cross-indemnities designed to allocate generally, as of September 30, 2000, financial responsibility for: (i) all liabilities arising out of or in connection with the D&B Business to the Company, (ii) all liabilities arising out of or in connection with the Moody's Business to Moody's and (iii) substantially all other liabilities as of September 30, 2000, equally between the Company and Moody's. The liabilities so allocated include contingent and other liabilities relating to former businesses of Old D&B and its predecessors and certain prior business transactions, which consist primarily of potential liabilities arising from a legal action initiated by Information Resources, Inc. ("IRI"), or from reviews by tax authorities of Old D&B's global tax planning initiatives, each of which is described in Note 14.

Pursuant to the terms of a distribution agreement, dated as of June 30, 1998 (the "1998 Distribution Agreement"), between Old D&B and R.H. Donnelley Corporation (then known as "The Dun & Bradstreet Corporation" and herein referred to as "Donnelley"), as a condition to the 2000 Distribution, the Company was required to undertake to be jointly and severally liable with Moody's to Donnelley for any liabilities arising thereunder. The 2000 Distribution Agreement generally allocates the financial responsibility for liabilities of Old D&B under the 1998 Distribution Agreement equally between the Company and Moody's, except that any such liabilities that relate primarily to the D&B Business are liabilities of the Company and any such liabilities that relate primarily to the Moody's Business are liabilities of Moody's. Among other things, the Company and Moody's agreed that, as between themselves, they are each responsible for 50% of any payments to be made under the 1998 Distribution Agreement in respect of the action by IRI (as described below in Note 14), including any legal fees and expenses related thereto.

In connection with the 2000 Distribution, Old D&B borrowed funds to repay in full its commercial paper obligations. In addition, pursuant to the 2000 Distribution Agreement, immediately prior to the 2000 Distribution, a portion of Old D&B's indebtedness (plus certain minority interest obligations) and a portion of Old D&B's cash was allocated to the Company in amounts such that, at the time of the 2000 Distribution and before giving effect to the agreement discussed below and certain other factors, the net indebtedness of the Company (plus the minority interest obligations) approximated the net indebtedness of Moody's. Under the terms of the

Employee Benefits Agreement, substantially all unexercised Old D&B stock options have been adjusted as of the 2000 Distribution Date to comprise options to purchase Moody's common stock and separately exercisable options to purchase common stock of the Company. In light of, among other things, the numbers of optionees employed by the Company and Moody's, respectively, this adjustment resulted in a substantially greater number of outstanding options to purchase common stock of Moody's than would be the case if options had been adjusted so as to become solely options to purchase common stock of the optionee's employer. Due to this fact and the fact that, consistent with past practice, each company is expected to maintain a stock purchase program designed to offset the increased number of shares otherwise attributable to option exercises, the Company agreed to adjust the net indebtedness of the two companies to compensate Moody's for the disproportionate amount of its estimated future cash costs in this regard. The final amount of the adjustment discussed in the immediately preceding sentence has been reflected in the Company's consolidated balance sheet at December 31, 2000, and was determined on a formula basis dependent upon a variety of factors, including the respective trading prices of Moody's and the Company's common stock at the time of the 2000 Distribution. In 2001, the Company included in operating income a $7.0 million pre-tax reversal of excess reorganization costs incurred in connection with the 2000 Distribution. As a result of the reversal of the $7.0 million accrual, an amount of $3.5 million was recorded in 2001 to shareholders' equity as an adjustment to the stock dividend made in 2000 to Moody's and reduced their receivable to the Company.

Due to the relative significance of the D&B Business as compared with the Moody's Business, the 2000 Distribution has been accounted for as a reverse spin-off. As such, the D&B Business has been classified as continuing operations and the Moody's Business as discontinued operations.

The net operating results of Moody's have been reported in the caption "Income from Discontinued Operations" in the consolidated statements of operations. Summarized operating results for Moody's for the years ended December 31, 2000 and 1999 were as follows:

	For the Year Ended December 31,	
	2000	1999
Operating revenues	$441.1	$564.2
Income before provision for income taxes	219.2	289.5
Net income	133.0	174.7

Note 5 Income Taxes

Income before provision for income taxes consisted of:

	2001	2000	1999
U.S.	$232.0	$171.2	$173.1
Non-U.S.	25.8	(19.5)	(27.7)
Income before provision for income taxes	$257.8	$151.7	$145.4

The provision (benefit) for income taxes consisted of:

	2001	2000	1999
Current tax provision:			
U.S. Federal	$ 73.5	$43.0	$40.9
State and Local	(6.6)	1.5	2.8
Non-U.S.	18.3	13.7	4.1
Total current tax provision	85.2	58.2	47.8
Deferred tax provision (benefit):			
U.S. Federal	11.0	28.9	12.9
State and Local	11.5	2.6	.6
Non-U.S.	(6.6)	(11.6)	2.8
Total deferred tax provision	15.9	19.9	16.3
Provision for income taxes	$101.1	$78.1	$64.1

The following table summarizes the significant differences between the U.S. Federal statutory tax rate and the Company's effective tax rate for financial statement purposes.

	2001	2000	1999
Statutory tax rate	35.0%	35.0%	35.0%
State and local taxes, net of U.S. Federal tax benefit	1.2	1.8	1.5
Non-U.S. taxes	1.0	1.3	4.7
Reorganization costs	—	8.0	3.4
Interest	.6	5.3	—
Other	1.4	—	(.5)
Effective tax rate	39.2%	51.4%	44.1%

Income taxes paid were $61.7 million, $219.5 million and $165.1 million in 2001, 2000 and 1999, respectively. Income taxes refunded were $12.2 million, $21.5 million and $26.7 million in 2001, 2000 and 1999, respectively.

(tabular dollar amounts in millions, except per share data)

Deferred tax assets (liabilities) are comprised of the following at December 31,

	2001	2000	1999
Deferred tax assets:			
Operating losses	$ 78.9	$ 82.0	$ 59.5
Postretirement benefits	6.4	31.1	63.0
Intangibles	38.3	43.7	48.5
Postemployment benefits	2.2	2.4	2.9
Restructuring and reorganization costs	20.9	15.4	10.2
Bad debts	7.2	5.4	3.8
Other	.7	.4	.4
Total deferred tax assets	154.6	180.4	188.3
Valuation allowance	(70.2)	(77.6)	(59.5)
Net deferred tax assets	84.4	102.8	128.8
Deferred tax liabilities:			
Tax leasing transactions	(12.5)	(15.7)	(18.3)
Depreciation	(1.0)	(.3)	(3.8)
Total deferred tax liability	(13.5)	(16.0)	(22.1)
Net deferred tax asset	$ 70.9	$ 86.8	$106.7

The Company has not provided for U.S. deferred income taxes or foreign withholding taxes on $179.2 million of undistributed earnings of its non-U.S. subsidiaries as of December 31, 2001, since these earnings are intended to be reinvested indefinitely. Additionally, the Company has not determined the tax liability if such earnings were remitted to the U.S. as the determination of such liability is not practicable.

The valuation allowance relates to disallowed losses in certain international entities.

Note 6 Investments

During 2001, D&B acquired 100% of the issued share capital of iMarket and Harris InfoSource International, Inc. for a total cost of $34.5 million. These acquisitions are considered insignificant to the overall results of the Company.

During 2001, the Company invested $11.3 million in a joint venture with American International Group, Inc. called Avantrust LLC. The Company's ownership share of the joint venture, which will be accounted for under the equity method, is 41.8%. The Company has committed to invest approximately $8 million more in Avantrust LLC.

Note 7 Notes Payable, Indebtedness, and Minority Interest Obligation

The Company's borrowings at December 31, 2001 and 2000, including interest rate swaps designated as hedges are summarized below.

	2001	2000
Commercial paper	...	$49.5
Bank notes		.1
Notes Payable		$49.6
Fair value of long-term fixed-rate notes	$297.3	
Fair value of interest rate swap	2.3	
Long-Term Debt	$299.6	

In the first quarter of 2001, the Company issued $300 million in principal of notes in a private placement. During the second quarter of 2001, the Company exchanged these notes for freely tradeable notes with identical terms. The notes have a five-year term redeeming in March 2006 and bear interest at a fixed annual rate of 6.625%, payable semi-annually. The Company has entered into interest rate swap agreements to hedge a portion of this long-term debt; see Note 8. The weighted average interest rates on the long term notes and swaps on December 31, 2001 was 5.93%. The weighted average interest rate on the outstanding commercial paper and bank notes payable on December 31, 2000 was 6.85%.

Other credit facilities

In September 2001, the Company renewed a $175 million 364-day revolving credit facility, which expires in September 2002 and is expected to be renewed on or before that time. The Company has an additional $175 million term revolving credit facility expiring in September 2005. Under these facilities, the Company has the ability to borrow at prevailing short-term interest rates. The Company has had no borrowings outstanding under these facilities since they were established in September 2000.

At December 31, 2001, the Company also had non-committed lines of credit of $13 million and had no borrowings outstanding under these lines of credit as of that date. These arrangements have no material commitment fees or compensating balance requirements.

Interest paid totaled $11.1 million, $8.3 million and $4.5 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Minority Interest Obligation

During 1993, the Company participated in the formation of a limited partnership to invest in various securities, including those of the Company. In April 1997, the partnership raised $300 million of minority interest financing from an unrelated investor. This transaction was assumed by Old D&B in connection with the 1998 Distribution and thereafter by the Company in the 2000 Distribution, see Note 4 above. At December 31, 2000 and 1999, the third-party investment of $300 million in this partnership was included in minority interest.

In the second quarter of 2001, the Company purchased the $300 million minority interest for the unrelated partner's interest in the partnership using funds generated by the issuance of five-year fixed-rate notes. Since that date, the Company has no third party obligations related to the partnership.

For financial reporting purposes, the results of operations, assets, liabilities and cash flows of the partnership described above are included in the Company's consolidated financial statements.

Note 8 Financial Instruments with Off-Balance-Sheet Risks

The Company uses short-term foreign exchange forward contracts to reduce exposure to fluctuations in foreign exchange rates. The Company uses interest rate swap agreements to manage its exposure to changes in interest rates. The Company does not use derivative financial instruments for trading or speculative purposes. If a hedging instrument ceases to qualify as a hedge, any subsequent gains and losses are recognized currently in income. Collateral is generally not required for these types of instruments.

By their nature, all such instruments involve risk, including the credit risk of non-performance by counterparties. However, at December 31, 2001 and 2000, in management's opinion there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments. The Company controls its exposure to credit risk through monitoring procedures.

The Company's trade receivables do not represent a significant concentration of credit risk at December 31, 2001 and 2000 due to the fact that the Company sells to a large number of customers in different geographical locations.

Interest Rate Risk Management

The Company's objective in managing exposure to interest rates is to limit the impact of interest rate changes on earnings, cash flows and financial position, and to lower overall borrowing costs. To achieve these objectives, the Company maintains a policy that floating-rate debt be managed within a minimum and maximum range of the Company's total debt exposure. To manage its exposure, the Company uses short-term fixed-rate debt, floating-rate debt and interest-rate swaps.

In 2001, D&B purchased the $300 million fixed-rate minority interest obligation with a five-year, fixed-rate bond that matures in March 2006, see Note 7 above. D&B then entered into fixed to floating (LIBOR rate indexed) interest-rate swap agreements in the third quarter of 2001 with a notional principal amount totaling $100 million, and designated these swaps as fair value hedges against $100 million of its long-term fixed-rate bonds. As the swaps are considered highly effective hedges, there is no net impact on earnings resulting from the change in market value.

At December 31, 2001, the Company had no short-term debt outstanding. At December 31, 2000, the Company held $49.5 million of commercial paper.

Foreign Exchange Risk Management

D&B's objective in managing exposure to foreign currency fluctuations is to reduce earnings, cash flow and financial position volatility in its international operations. D&B follows a policy of using foreign currency forward contracts to offset the earnings impact of transaction gains and losses resulting from foreign currency intercompany loans. Typically, these contracts have maturities of six months or less. These forward contracts are executed with creditworthy institutions and are denominated primarily in the British pound sterling, the euro and the Swedish krona.

At December 31, 2001 and 2000, the Company had approximately $259 million and $181 million, respectively, of forward foreign exchange contracts outstanding that offset foreign currency dominated intercompany loans. These contracts have various expiration dates within three months. At December 31, 2001, gains on these contracts were $1.2 million and losses were $2.1 million. At December 31, 2000, gains on these contracts were $1.0 million and losses were $1.7 million.

Fair Value of Financial Instruments

At December 31, 2001 and 2000, the Company's financial instruments included cash and cash equivalents, accounts receivable, accounts payable, short- and long-term borrowings and foreign exchange forward contracts.

(Tabular dollar amounts in millions, except per share data)

At December 31, 2001 and 2000, the fair values of cash and cash equivalents, accounts receivables, accounts payable and short-term borrowings approximated carrying value due to the short-term nature of these instruments. The estimated fair values of other financial instruments subject to fair value disclosures, determined based on third party quotes from financial institutions, were as follows:

	2001		2000	
	Carrying amount	Fair value	Carrying amount	Fair value
Long-term fixed-rate note	$297.3	$297.3	$ —	$ —
Risk management contracts:				
Interest rate swaps (long-term)	$ 2.3	$ 2.3	$ —	$ —
Foreign exchange forward contracts (short-term) — net	(.9)	(.9)	(.7)	(.7)
	$ 1.4	$ 1.4	$(.7)	$(.7)

Note 9 Capital Stock

The total number of shares of all classes of stock that the Company has authority to issue under its Restated Certificate of Incorporation is 220,000,000 shares, of which 200,000,000 shares, par value $.01 per share, represent Common Stock (the "Common Stock"), 10,000,000 shares, par value $.01 per share, represent Preferred Stock (the "Preferred Stock") and 10,000,000 shares, par value $.01 per share, represent Series Common Stock (the "Series Common Stock"). The board of directors of the Company has designated 500,000 shares of the Preferred Stock as Series A Junior Participating Preferred Stock, par value $.01 per share. The Preferred Stock and the Series Common Stock can be issued with varying terms, as determined by the board of directors.

On September 30, 2000, 81,213,520 shares of Common Stock were distributed to the shareholders of Old D&B. Since the Company has been treated as the successor entity for accounting purposes, the Company's historical financial statements reflect the recapitalization in connection with the 2000 Distribution, including the elimination of treasury shares (which shares became treasury shares of Moody's) and the authorization of the Common Stock, Preferred Stock and Series Common Stock.

In connection with the 2000 Distribution, the Company entered into a Rights Agreement with EquiServe Trust Company, N.A., designed to (i) minimize the prospects of changes in control that could jeopardize the tax-free nature of the 2000 Distribution by assuring meaningful board of directors involvement in any such proposed transaction and (ii) protect shareholders of the Company in the event of unsolicited offers to acquire the Company and other coercive takeover tactics that, in the opinion of the board of directors of the Company, could impair its ability to represent shareholder interests. Under the Rights Agreement, each share of the Common Stock has a right that trades with the stock until the right becomes exercisable. Each right entitles the registered holder to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share, at a price of $125 per one one-thousandth of a share, subject to adjustment. The rights will generally not be exercisable until a person or group (an "Acquiring Person") acquires beneficial ownership of, or commences a tender offer or exchange offer that would result in such person or group having beneficial ownership of, 15% or more of the outstanding Common Stock.

In the event that any person or group becomes an Acquiring Person, each right will thereafter entitle its holder (other than the Acquiring Person) to receive, upon exercise, that number of shares of Common Stock having a market value of two times the exercise price.

In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each right will entitle its holder (other than the Acquiring Person) to receive, upon exercise, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the exercise price.

The Company may redeem the rights, which expire on August 15, 2010, for $.01 per right, under certain circumstances.

Note 10 Reconciliation of Weighted Average Shares

	2001	2000	1999
		(share data in thousands)	
Weighted average number of shares — basic	79,391	81,001	81,127
Dilutive effect of shares issuable under stock options, restricted stock and performance share plans	2,003	849	942
Adjustment of shares applicable to stock options exercised during the period and performance share plans	116	144	73
Weighted average number of shares — diluted	81,510	81,994	82,142

The Company has used excess funds generated by the asset monetization and financial flexibility programs to repurchase shares of Common Stock during 2001. By December 31, 2001, the Company repurchased 3.2 million shares of outstanding stock at market prices totaling $100 million. In addition, D&B repurchased 1.6 million shares for $44.9 million in 2001 in connection with its Employee Stock Purchase Plan and to offset a portion of the shares issued under stock incentive plans. Between January 1, 2000 and September 30, 2000, Old D&B repurchased 125,000 shares for $3.5 million in connection with its Employee Stock Purchase Plan and to offset a portion of the shares issued under stock incentive plans. During the fourth quarter of 2000, D&B repurchased 1.8 million shares for $43.3 million to offset awards under stock incentive plans and in connection with the D&B Employee Stock Purchase Plan.

Options to purchase 1.8 million, 4.4 million, and 1.5 million shares of Common Stock were outstanding at December 31, 2001, 2000 and 1999, respectively, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the Common Stock. The Company's options generally expire 10 years after the initial grant date.

Upon the 2000 Distribution, unexercised Old D&B stock options were amended to comprise options to purchase Moody's common stock and separately exercisable options to purchase the Company's Common Stock. The value of the replacement awards preserved as closely as possible the value of the awards that existed immediately prior to the Distribution. The number of shares of Moody's common stock covered by the amended Moody's stock options is the same number of shares covered by the Old D&B stock options. The number of shares of the Company's Common Stock covered by the new D&B stock options equals 50% of the number of shares covered by the unexercised Old D&B stock options.

(Tabular dollar amounts in millions, except per share data)

Note 11 Pension and Postretirement Benefits

	Pension Plans		Postretirement Benefits	
	2001	2000	2001	2000
Change in Benefit Obligations				
Benefit obligation at January 1	$(1,187.1)	$(1,152.9)	$(194.6)	$(193.5)
Service cost	(13.8)	(19.0)	(1.8)	(2.1)
Interest cost	(84.8)	(86.5)	(14.0)	(14.4)
Benefits paid	88.4	92.1	19.7	18.5
Impact of 2000 Distribution	—	30.9	—	3.2
Plan Amendment	(5.4)	—	—	—
Impact of curtailment gain (loss)	5.3	—	(.6)	—
Actuarial gain (loss)	4.7	(33.8)	(24.7)	(3.5)
Assumption change	(32.3)	(17.9)	(3.0)	(2.8)
Benefit obligation at December 31	$(1,225.0)	$(1,187.1)	$(219.0)	$(194.6)
Change in Plan Assets				
Fair value of plan assets at January 1	$ 1,465.7	$ 1,680.6	$ —	$ —
Actual return on plan assets	(85.9)	(63.6)	—	—
Employer contribution	23.8	28.8	16.7	15.7
Impact of 2000 Distribution	—	(88.0)	—	—
Plan participant contributions	—	—	3.0	2.8
Benefits paid	(88.4)	(92.1)	(19.7)	(18.5)
Fair value of plan assets at December 31	$ 1,315.2	$ 1,465.7	$ —	$ —
Reconciliation of Funded Status to Total Amount Recognized				
Funded status of plan	$ 90.3	$ 278.6	$(219.0)	$(194.6)
Unrecognized actuarial loss (gain)	116.6	(133.5)	24.9	.2
Unrecognized prior service cost	25.1	24.2	—	—
Unrecognized net transition asset	—	(.9)	—	—
Net amount recognized	$ 232.0	$ 168.4	$(194.1)	$(194.4)
Amounts Recognized in the Consolidated Balance Sheets				
Prepaid pension costs	$ 333.7	$ 268.9	$ —	$ —
Pension and postretirement benefits	(175.4)	(170.7)	(194.1)	(194.4)
Intangible assets	18.1	16.6	—	—
Minimum pension liability	55.6	53.6	—	—
Net amount recognized	$ 232.0	$ 168.4	$(194.1)	$(194.4)

The Company has retained the obligation for all pension and postretirement benefits for personnel who retired from Moody's prior to the 2000 Distribution and for the obligation for all vested benefits accrued by Moody's active employees under the Old D&B nonqualified supplemental pension plans through the date of the 2000 Distribution.

The benefit obligation and accumulated benefit obligation for pension plans with accumulated benefit obligations in excess of plan assets were $184.2 and $175.1 million in 2001 and $182.5 and $170.7 million in 2000. Grantor trusts are used to fund these obligations. At December 31, 2001 and 2000, the balance of those trusts were $32.1 and $37.3 million, respectively.

	Pension Plans			Postretirement Benefits		
	2001	2000	1999	2001	2000	1999
Components of Net Periodic Cost						
Service cost	$ 13.8	$ 19.0	$ 18.4	$ 1.8	$ 2.1	$ 2.9
Interest cost	84.8	86.5	81.6	14.0	14.4	13.8
Expected return on plan assets	(136.4)	(130.6)	(114.0)	—	—	—
Amortization of transition obligation (asset)	(2.0)	1.8	(11.7)	—	—	—
Amortization of prior service cost	3.5	3.5	3.8	—	—	(2.7)
Recognized actuarial loss (gain)	.6	(10.4)	6.6	—	—	—
Net periodic (income) cost	$ (35.7)	$ (30.2)	$ (15.3)	$ 15.8	$ 16.5	$ 14.0

In addition to the net periodic cost, the impact of the curtailment gain relating to the sale of RMS has been included as part of the RMS non-operating gain calculation.

	Pension Plans			Postretirement Benefits		
	2001	2000	1999	2001	2000	1999
Assumptions as of December 31						
Discount rate	7.25%	7.50%	7.75%	7.25%	7.50%	7.75%
Rate of compensation increase	4.41	4.66	4.91			
Expected return on plan assets	9.75	9.75	9.75			
Cash balance accumulation conversion rate	5.50	5.75	6.50			

For measurements purposes, a 9.0% annual rate of increase in the per capita cost of covered healthcare benefits was assumed for 2002. The rate was assumed to decrease gradually to 5.0% for 2009 and remain at that level thereafter.

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in the assumed healthcare cost trend rates would have the following effects.

	1% Point	
	Increase	Decrease
Benefit obligation at end of year	$ 18.5	$ (16.9)
Service Cost plus Interest Cost	1.3	(1.2)

Profit Participation Plan

The Company also has a profit participation plan covering substantially all U.S. employees that provides for an employee salary deferral contribution and Company contributions. Employees may contribute up to 16% of their pay. The Company contributes an amount equal to 50% of employee contributions, up to 6% of the employee's pay. The Company also makes contributions to the plan if certain objectives are met, based on performance over a two-year period. The Company recognized expense associated with the plan of $11.4 million, $11.7 million and $12.1 million in 2001, 2000 and 1999, respectively.

(Tabular dollar amounts in millions, except per share data)

Note 12 Employee Stock Plans

Under The Dun & Bradstreet Corporation 2000 Stock Incentive Plan, the Company has granted options to certain associates to purchase shares of its Common Stock at the market price on the date of the grant. Options granted generally vest in three equal installments, beginning on the third anniversary of the grant. These options expire 10 years from the date of the grant. The Dun & Bradstreet Corporation 2000 Stock Incentive Plan provides for the granting of up to 9.7 million shares of Common Stock of the Company.

Upon the 2000 Distribution (under the 2000 Dun & Bradstreet Corporation Replacement Plan for Certain Employees Holding Dun & Bradstreet Corporation Equity-Based Awards), unexercised Old D&B stock options were amended to comprise options to purchase Moody's common stock and separately exercisable options to purchase the Company's common stock. The value of the replacement awards preserved as closely as possible the value of the awards that existed immediately prior to the 2000 Distribution. The number of shares of Moody's common stock covered by the amended Moody's stock options is the same number of shares covered by the Old D&B stock options. The number of shares of the Company's common stock covered by the new D&B stock options equals 50% of the number of shares covered by the unexercised Old D&B stock options.

The Company applies APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for the stock option plans. The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in 2001, 2000 and 1999 (excluding awards granted to employees of discontinued operations) consistent with the provisions of SFAS No. 123, the Company's income from continuing operations and earnings per share would have been reduced to the pro forma amounts indicated below:

	2001	2000	1999
Income from continuing operations:			
As reported	$153.2	$73.6	$81.3
Pro forma	147.3	66.1	75.5
Basic earnings per share of common stock from continuing operations:			
As reported	1.93	.91	1.00
Pro forma	1.86	.82	.94
Diluted earnings per share of common stock from continuing operations:			
As reported	1.88	.90	.99
Pro forma	1.81	.81	.92

The pro forma disclosures shown are not representative of the effects on income and earnings per share in future years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2001	10/1/00–12/31/00	1/1/00–9/30/00	1999
Expected dividend yield	0%	0%	2.40%	2.40%
Expected stock volatility	30%	35%	30%	30%
Risk-free interest rate	4.52%	5.47%	5.49%	6.41%
Expected holding period (years)	4.9	5.0	5.0	5.0

Options outstanding at December 31, 2001 were originally granted during the years 1992 through 2001 and are exercisable over periods ending not later than 2011. At December 31, 2001, 2000 and 1999 options for 2,036,585 shares, 3,215,849 shares, and 7,899,386 shares of Common Stock, respectively, were exercisable and 4,813,459 shares, 6,778,907 shares and 9,087,997 of Common Stock, respectively, were available for future grants under the plans.

Changes in stock options for the three years ended December 31, 2001, are summarized as follows:

	Shares	Weighted Average Exercise Price ($)
Options outstanding at December 31, 1999	16,923,161	26.32
Granted	1,290,770	29.33
Exercised	(1,258,366)	21.34
Surrendered or expired	(1,628,583)	29.82
Options outstanding at September 30, 2000	15,326,982	26.62
Options converted at October 1, 2000	8,425,788	13.31
Granted	3,223,593	23.72
Exercised	(587,948)	10.71
Surrendered or expired	(140,385)	14.98
Options outstanding at December 31, 2000	10,921,048	16.50
Granted	2,560,348	32.76
Exercised	(1,397,775)	10.96
Surrendered or expired	(1,401,923)	18.88
Options outstanding at December 31, 2001	10,681,698	20.81

The weighted average fair value of options granted during 2001, 2000 and 1999 was $11.30, $9.40 and $8.78, respectively.

The following table summarizes information about stock options outstanding at December 31, 2001:

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$9.53–$17.71	5,535,157	5.9 Years	$13.93	2,007,725	$11.81
$23.72–$36.16	5,146,541	9.5 Years	$28.22	28,860	$23.72
Total	10,681,698			2,036,585	

The plans also provide for the granting of stock appreciation rights ("SARs") and limited stock appreciation rights ("LSARs") in tandem with stock options to certain key employees. Upon the 2000 Distribution, the Old D&B SARs and LSARs were adjusted or converted into awards of the Company. The value of the replacement awards preserved as closely as possible the value of the awards that existed immediately prior to the 2000 Distribution. At December 31, 2001 there were 80,387 SARs and 3,306,495 LSARs attached to stock options, which are exercisable only if, and to the extent that, the related option is exercisable and, in the case of LSARs, only upon the occurrence of specified contingent events.

Upon the 2000 Distribution, restricted stock of Old D&B that had been granted to key associates of the Company was forfeited and replaced with D&B Common Stock, preserving the economic value that existed immediately prior to the 2000 Distribution. During 2001 and 2000, respectively, 40,000 shares and 151,390 shares of restricted stock were granted. During 1999, no new awards of restricted stock were granted. There were no forfeitures during 2001, 2000 or 1999. The restrictions on the majority of such shares lapse over a period of three years from the date of the grant, and the cost is charged to compensation expense ratably.

Under the 1998 Key Employees' Stock Incentive Plan of Old D&B, key employees were granted shares of common stock based on the achievement of two-year revenue growth goals or other key operating objectives, where appropriate. At the end of the performance period, December 31, 2000, Company performance at target yielded the targeted amount of shares, whereas Company performance above or below target resulted in larger or smaller share awards, respectively. Awards that were outstanding at the 2000 Distribution were canceled and replaced with new awards, preserving the economic value that existed prior to the 2000 Distribution. However, no new shares have been issued by the Company. Recorded in selling and administrative expenses was compensation expense of $14.9 million in 1999 for the 1998 Key Employees' Stock Incentive Plan. In 2000, targets were not met, and as such no expense was recorded for the plan.

(Tabular dollar amounts in millions, except per share data)

Note 13 Lease Commitments

Certain of the Company's operations are conducted from leased facilities, which are under operating leases that expire over the next 10 years, with the majority expiring within five years. The Company also leases certain computer and other equipment under operating leases that expire over the next three years. These leases are frequently renegotiated or otherwise changed as advancements in computer technology produce opportunities to lower costs and improve performance. Additionally, the Company has agreements with various third parties to purchase certain data processing and telecommunication services extending beyond one year. Rental expenses under operating leases (cancelable and non-cancelable) were $41.7 million, $52.4 million and $71.8 million for the years ended December 31, 2001, 2000 and 1999, respectively. Future minimum lease payments under non-cancelable leases at December 31, 2001 are as follows:

2002	2003	2004	2005	2006	Thereafter	Total
$28.5	$26.8	$17.9	$11.3	$8.4	$6.8	$99.7

Note 14 Contingencies

The Company and its subsidiaries are involved in legal proceedings, claims and litigation arising in the ordinary course of business. Although the outcome of such matters cannot be predicted with certainty, in the opinion of management, the ultimate liability of the Company, in connection with such matters will not have a material effect on the Company's results of operations, cash flows or financial position. In addition, the Company also has certain other contingencies discussed below.

Information Resources, Inc.

On July 29, 1996, Information Resources, Inc. ("IRI") filed a complaint in the United States District Court for the Southern District of New York, naming as defendants Donnelley, A.C. Nielsen Company (a subsidiary of ACNielsen Corporation) and IMS International, Inc. (a subsidiary of the company then known as Cognizant Corporation). At the time of the filing of the complaint, each of the other defendants was a wholly owned subsidiary of Donnelley.

The complaint alleges various violations of United States antitrust laws, including alleged violations of Section 1 and 2 of the Sherman Act. The complaint also alleges a claim of tortious interference with a contract and a claim of tortious interference with a prospective business relationship. These claims relate to the acquisition by defendants of Survey Research Group Limited ("SRG"). IRI alleges SRG violated an alleged agreement with IRI when it agreed to be acquired by the defendants and that the defendants induced SRG to breach that agreement.

IRI's complaint alleges damages in excess of $350 million, which amount IRI asked to be trebled under antitrust laws. IRI also seeks punitive damages in an unspecified amount. No amount in respect of these alleged damages has been accrued in the consolidated financial statements of the Company.

In November 1996, Donnelley completed a distribution to its shareholders (the "1996 Distribution") of the capital stock of ACNielsen Corporation ("ACNielsen") and Cognizant Corporation ("Cognizant"). On October 28, 1996, in connection with the 1996 Distribution, Cognizant, ACNielsen and Donnelley entered into an Indemnity and Joint Defense Agreement (the "Indemnity and Joint Defense Agreement") pursuant to which they have agreed: (i) to certain arrangements allocating potential liabilities ("IRI Liabilities") that may arise out of or in connection with the IRI action and (ii) to conduct a joint defense of such action. In particular, the Indemnity and Joint Defense Agreement provides that ACNielsen will assume exclusive liability for IRI Liabilities up to a maximum amount to be calculated at such time such liabilities, if any, become payable (the "ACN Maximum Amount"), and that Donnelley and Cognizant will share liability equally for any amounts in excess of the ACN Maximum Amount. The ACN Maximum Amount will be determined by an investment banking firm as the maximum amount which ACNielsen is able to pay after giving effect to (i) any plan submitted by such investment bank which is designed to maximize the claims paying ability of ACNielsen without impairing the investment banking firm's ability to deliver a viability opinion (but which will not require any action requiring stockholder approval), and (ii) payment of related fees and expenses. For these purposes, financial viability means the ability of ACNielsen, after giving effect to such plan, the payment of related fees and expenses, and the payment of the ACN Maximum Amount, to pay its debts as they become due and to finance the current and anticipated operating and capital requirements of its business, as reconstituted by such plan, for two years from the date any such plan is expected to be implemented. On December 18, 2000, ACNielsen announced that it had entered into a merger agreement under which VNV N.V. will acquire all of ACNielsen's common stock. Pursuant to the Indemnity and Joint Defense Agreement, upon consummation of the transaction, VNV is to be included for purposes of determining the ACN Maximum Amount, and VNV must assume ACNielsen's liabilities under that agreement.

In June 1998, Donnelley completed a distribution to its shareholders (the "1998 Distribution") of the capital stock of Old D&B and changed its name to R.H. Donnelley Corporation. In connection with the 1998 Distribution, Old D&B and Donnelley entered into an agreement (the "1998 Distribution Agreement") whereby Old D&B assumed all potential liabilities of Donnelley arising from the IRI action and agreed to indemnify Donnelley in connection with such potential liabilities.

During 1998, Cognizant separated into two new companies, IMS Health Incorporated ("IMS") and Nielsen Media Research, Inc. ("NMR"). IMS and NMR are each jointly and severally liable for all Cognizant liabilities under the Indemnity and Joint Defense Agreement.

Under the terms of the 2000 Distribution Agreement, as a condition to the 2000 Distribution, the Company undertook to be jointly and severally liable with Moody's for Old D&B's obligations to Donnelley under the 1998 Distribution Agreement, including any liabilities arising under the Indemnity and Joint Defense Agreement. However, as between themselves, each of the Company and Moody's will be responsible for 50% of any payments to be made with respect to the IRI action pursuant to the 1998 Distribution Agreement, including legal fees or expenses related thereto.

Management is unable to predict at this time the final outcome of the IRI action or whether the resolution of this matter could materially affect the Company's results of operations, cash flows or financial position.

Tax Matters

Old D&B and its predecessors have entered into global tax planning initiatives in the normal course of business, principally through tax free restructurings of both their foreign and domestic operations. These initiatives are subject to normal review by tax authorities. It is possible that additional liabilities may be proposed by tax authorities as a result of these reviews and that some of the reviews could be resolved unfavorably. At this time, management is unable to predict the extent of such reviews, the outcome thereof or whether the resolution of these matters could materially affect the Company's results of operations, cash flows or financial position.

Pursuant to the 2000 Distribution Agreement, the Company and Moody's agreed to each be financially responsible for 50% of any potential liabilities that may arise with respect to the reviews described above, to the extent such potential liabilities are not directly attributable to their respective business operations.

The IRS has completed its review of the utilization of certain capital losses generated during 1989 and 1990. On June 26, 2000, the IRS, as part of its audit process, issued a formal assessment with respect to the utilization of these capital losses.

Pursuant to a series of agreements, IMS Health and NMR are jointly and severally liable to pay one-half, and Donnelley the other half, of any payments for taxes and accrued interest arising from this matter and certain other potential tax liabilities after Donnelley pays the first $137 million.

In connection with the 1998 Distribution, Old D&B and Donnelley entered into an agreement whereby Old D&B has assumed all potential liabilities of Donnelley arising from these tax matters and has agreed to indemnify Donnelley in connection with such potential liabilities.

On May 12, 2000, an amended tax return was filed for the 1989 and 1990 tax periods, which reflected $561.6 million of tax and interest due. Old D&B paid the IRS approximately $349.3 million of this amount on May 12, 2000, which Old D&B funded with short-term borrowings. IMS Health has informed Old D&B that it paid to the IRS approximately $212.3 million on May 17, 2000. The payments were made to the IRS to stop further interest from accruing. Notwithstanding the filing and payment, the Company is contesting the IRS's formal assessment and would also contest the assessment of amounts, if any, in excess of the amounts paid. Old D&B and the Company had accrued their anticipated share of the probable liability arising from the utilization of these capital losses and Old D&B responded by filing a petition for a refund in the U.S. District Court on September 21, 2000.

Note 15 Subsequent Event

In January 2002, the Company repurchased 2.5 million shares, for $85.1 million, in a privately negotiated block trade. The purchase was funded with cash on hand and short-term commercial paper borrowings of $36.0 million.

Note 16 Segment Information

The operating segments reported below are the segments of the Company for which separate financial information is available and upon which operating results are evaluated on a timely basis to assess performance and to allocate resources. D&B, which provides the information, tools and expertise to help customers Decide with Confidence, is managed on a geographical basis — with three operating segments, North America, Europe/Africa/Middle East ("Europe") and Asia Pacific/Latin America ("APLA"). As part of the Blueprint for Growth, D&B launched a new corporate brand, which included a new logo, tagline, visual

(tabular dollar amounts in millions, except per share data)

identity and renamed product lines. The Company is focused on its core businesses: Risk Management Solutions (formerly known as credit), Sales & Marketing Solutions (formerly known as marketing) and Supply Management Solutions (formerly known as purchasing). RMS and all other divested businesses have been reclassified as "RMS and Other Divested Businesses," see Note 3 above, and certain prior-year amounts have been adjusted to conform to 2001 presentation. Other divested businesses include results of Australia/New Zealand operation and other countries in APLA that underwent business model changes. The accounting policies of the segments are the same as those described in Note 1 — Description of Business and Summary of Significant Accounting Policies. Inter-segment sales are immaterial and no single customer accounted for 10% or more of total revenues. For management reporting purposes, restructuring charges, transition costs and other transactions incurred in connection with the Blueprint for Growth strategy are not allocated to any of the business segments.

	Year Ended December 31,		
	2001	2000	1999
Operating Revenues:			
North America	$ 912.3	$ 968.3	$ 920.0
Europe	342.1	382.1	420.6
APLA	54.4	67.2	67.1
Consolidated Total	$1,308.8	$1,417.6	$1,407.7
Operating Income (Loss):			
North America	$ 298.3	$ 287.6	$ 255.4
Europe	25.2	(.9)	(8.9)
APLA	(.2)	(4.6)	(7.3)
Total Divisions	323.3	282.1	239.2
All Other[1]	(95.5)	(109.3)	(78.3)
Consolidated Total	227.8	172.8	160.9
Non-Operating Income (Expense) — Net	30.0	(21.1)	(15.5)
Income before Provision for Income Taxes	$ 257.8	$ 151.7	$ 145.4
Depreciation and Amortization:[2]			
North America	$ 56.9	$ 63.1	$ 65.8
Europe	29.8	39.4	52.8
APLA	3.3	4.1	5.3
Total Divisions	90.0	106.6	123.9
All Other	4.5	4.6	4.0
Consolidated Total	$ 94.5	$ 111.2	$ 127.9
Capital Expenditures:			
North America	$ 10.7	$ 13.4	$ 15.5
Europe	4.3	7.6	15.7
APLA	.6	2.2	2.3
Total Divisions	15.6	23.2	33.5
All Other	.6	.9	.8
Consolidated Total	$ 16.2	$ 24.1	$ 34.3
Additions to Computer Software and Other Intangibles:			
North America	$ 30.0	$ 33.2	$ 40.7
Europe	3.7	5.0	27.9
APLA	.7	1.6	.4
Total Divisions	34.4	39.8	69.0
All Other	2.6	3.2	6.3
Consolidated Total	$ 37.0	$ 43.0	$ 75.3
Assets:			
North America	$ 387.7	$ 437.3	$ 432.4
Europe	447.2	447.5	536.6
APLA	26.5	52.0	50.3
Total Divisions	861.4	936.8	1,019.3
All Other (primarily domestic pensions and taxes)	569.8	486.8	555.5
Consolidated Total	$1,431.2	$1,423.6	$1,574.8

	Year Ended December 31,		
	2001	2000	1999
Supplemental Geographic and Product Line Information:			
Operating Revenues:			
United States	$ 884.0	$ 938.7	$ 891.5
International	424.8	478.9	516.2
Consolidated Total	$1,308.8	$1,417.6	$1,407.7
Long-Lived Assets:			
United States	$ 528.5	$ 478.1	$ 433.3
International	255.9	313.8	399.8
Consolidated Total	$ 784.4	$ 791.9	$ 833.1
Product Line Revenues:			
North America:			
Risk Management Solutions	$ 588.1	$ 580.1	$ 581.0
Sales & Marketing Solutions	258.4	259.8	230.1
Supply Management Solutions	26.4	28.5	27.1
Total North America Core	872.9	868.4	838.2
RMS and Other Divested Businesses	39.4	99.9	81.8
Total North America	912.3	968.3	920.0
Europe:			
Risk Management Solutions	254.5	266.4	297.4
Sales & Marketing Solutions	66.9	67.6	72.2
Supply Management Solutions	3.3	2.1	1.4
Total Europe Core	324.7	336.1	371.0
RMS and Other Divested Businesses	17.4	46.0	49.6
Total Europe	342.1	382.1	420.6
APLA:			
Risk Management Solutions	24.7	24.8	32.2
Sales & Marketing Solutions	7.3	7.6	6.0
Supply Management Solutions	—	—	—
Total APLA Core	32.0	32.4	38.2
RMS and Other Divested Businesses	22.4	34.8	28.9
Total APLA	54.4	67.2	67.1
Consolidated Total:			
Risk Management Solutions	867.3	871.3	910.6
Sales & Marketing Solutions	332.6	335.0	308.3
Supply Management Solutions	29.7	30.6	28.5
Consolidated Total Core	1,229.6	1,236.9	1,247.4
RMS and Other Divested Businesses	79.2	180.7	160.3
Consolidated Total	$1,308.8	$1,417.6	$1,407.7

[1] The following table itemizes "All Other":

	Year Ended December 31,		
	2001	2000	1999
Operating Income (Loss):			
Corporate Costs	$ (31.6)	$ (35.9)	$ (37.1)
Transition Costs (Costs to implement the Blueprint for Growth)	(28.4)	(2.4)	—
Restructuring Expense — Net	(28.8)	(41.5)	(41.2)
Reorganization Costs	7.0	(29.5)	—
Asset Write-offs for World Trade Center Attack	(1.0)	—	—
Other Various Asset Impairments	(6.2)	—	—
Murray Hill Facility Impairment	(6.5)	—	—
Total "All Other"	$ (95.5)	$ (109.3)	$ (78.3)

[2] Includes depreciation and amortization of Property, Plant and Equipment, Computer Software, Goodwill and Other Intangibles.

(Tabular dollar amounts in millions, except per share data)

Note 17 Supplemental Financial Data

Other Current Assets:

	At December 31, 2001	2000
Deferred Taxes	$ 36.6	$ 31.2
Prepaid Expenses	67.7	50.4
Assets Held for Sale[1]	11.5	—
Other	1.3	10.6
	$117.1	$ 92.2

[1] See Note 3 to these consolidated financial statements.

Property, Plant and Equipment — Net, carried at cost:

	At December 31, 2001	2000
Land	$ 24.8	$ 24.7
Buildings	148.3	157.7
Machinery and Equipment	301.2	339.9
	474.3	522.3
Less: Assets Held for Sale[2]	11.5	—
Less: Accumulated Depreciation	310.5	328.0
	152.3	194.3
Leasehold Improvements, less: Accumulated Amortization of $27.3 and $33.9	5.7	8.5
	$158.0	$ 202.8

[2] See Note 3 to these consolidated financial statements.

Other Income — Net:

	2001	2000	1999
Other Expense	$ (3.9)	$ (4.1)	$ (2.9)
Gains on Sale of Businesses[3]	56.3	—	—
Write-down of Impaired Investments[3]	(6.1)	—	—
Litigation Gain[3]	—	10.1	11.9
	$46.3	$ 6.0	$ 9.0

[3] See Note 3 to these consolidated financial statements.

Computer Software and Goodwill and Other Purchased Intangibles:

	Computer Software	Goodwill and Other Purchased Intangibles
January 1, 2000	$149.8	$180.3
Additions at cost	41.7	—
Amortization	(64.1)	(6.8)
Other	3.9	(28.3)[4]
December 31, 2000	131.3	145.2
Additions at cost	36.5	31.8
Amortization	(57.4)	(6.8)
Divestitures	(1.5)	(15.3)
Other	(5.3)	(6.1)[4]
December 31, 2001	$103.6	$148.8

[4] Impact of foreign currency fluctuations and impairment write-offs.

Allowance for Doubtful Accounts:

January 1, 1999	$13.9
Additions charged to costs and expenses	8.3
Write-offs	(4.8)
December 31, 1999	17.4
Additions charged to costs and expenses	8.3
Write-offs	(6.2)
December 31, 2000	19.5
Additions charged to costs and expenses	13.3
Write-offs	(11.8)
December 31, 2001	$21.0

Note 18 Quarterly Financial Data (Unaudited)

	Three Months Ended				
	March 31	June 30	September 30	December 31	Year
2001					
Operating Revenues:					
North America	$263.3	$217.9	$200.7	$230.4	$ 912.3
Europe	80.3	87.7	74.5	99.6	342.1
APLA	14.0	15.1	15.3	10.0	54.4
Consolidated Operating Revenues	$357.6	$320.7	$290.5	$340.0	$1,308.8
Operating Income (Loss):					
North America	$ 84.8	$ 63.3	$ 61.9	$ 88.3	$ 298.3
Europe	(7.4)	5.2	4.7	22.7	25.2
APLA	(3.3)	1.0	2.0	.1	(.2)
Total Divisions	74.1	69.5	68.6	111.1	323.3
All Other[1]	(15.8)	(38.5)	(15.0)	(26.2)	(95.5)
Consolidated Operating Income	$ 58.3	$ 31.0	$ 53.6	$ 84.9	$ 227.8
Net Income[2]	$ 30.9	$ 36.7	$ 29.1	$ 56.5	$ 153.2
Basic Earnings Per Share of Common Stock[3]	$ .38	$ .46	$ .37	$ .73	$ 1.93
Diluted Earnings Per Share of Common Stock[3]	$ .37	$ .44	$ .36	$ .70	$ 1.88
2000					
Operating Revenues:					
North America	$253.2	$232.5	$229.6	$253.0	$ 968.3
Europe	88.8	99.1	88.0	106.2	382.1
APLA	14.5	16.2	17.3	19.2	67.2
Consolidated Operating Revenues	$356.5	$347.8	$334.9	$378.4	$1,417.6
Operating Income (Loss):					
North America	$ 79.2	$ 61.6	$ 64.4	$ 82.4	$ 287.6
Europe	(13.3)	(2.3)	(3.7)	18.4	(.9)
APLA	(3.7)	(2.2)	(.2)	1.5	(4.6)
Total Divisions	62.2	57.1	60.5	102.3	282.1
All Other[1]	(9.3)	(11.1)	(36.3)	(52.6)	(109.3)
Consolidated Operating Income	$ 52.9	$ 46.0	$ 24.2	$ 49.7	$ 172.8
Income:					
Continuing Operations, Net of Income Taxes[4]	$ 27.0	$ 21.1	$ 7.1	$ 18.4	$ 73.6
Discontinued Operations, Net of Income Taxes	40.8	46.8	45.4	—	133.0
Net Income	$ 67.8	$ 67.9	$ 52.5	$ 18.4	$ 206.6
Basic Earnings Per Share of Common Stock[3]:					
Continuing Operations	$ .33	$ .26	$ .09	$ .23	$ .91
Discontinued Operations	.51	.58	.56	—	1.64
Basic Earnings Per Share of Common Stock	$ .84	$ .84	$ .65	$ .23	$ 2.55
Diluted Earnings Per Share of Common Stock[3]:					
Continuing Operations	$ .33	$ .26	$ .09	$ .22	$ .90
Discontinued Operations	.50	.57	.55	—	1.62
Diluted Earnings Per Share of Common Stock	$ .83	$ .83	$ .64	$ .22	$ 2.52

(Tabular dollar amounts in millions, except per share data)

[1] The following table itemizes the components of the "All Other" category of Operating Income (Loss) (see Notes 3 and 4 to these consolidated financial statements):

	Three Months Ended				
	March 31	June 30	September 30	December 31	Year
Operating Income (Loss):					
2001:					
Restructuring Expense — Net	$ —	$(28.8)	$ —	$ —	$ (28.8)
Reorganization Costs	—	7.0	—	—	7.0
Asset Write-offs for World Trade Center Attack	—	—	(1.0)	—	(1.0)
Other Various Asset Impairments	—	—	—	(6.2)	(6.2)
Murray Hill Facility Impairment	—	—	—	(6.5)	(6.5)
Corporate Costs	(8.6)	(8.2)	(8.0)	(6.8)	(31.6)
Transition Costs (Costs to implement the Blueprint for Growth)	(7.2)	(8.5)	(6.0)	(6.7)	(28.4)
Total	$(15.8)	$(38.5)	$(15.0)	$(26.2)	$ (95.5)
2000:					
Restructuring Expense	$ —	$ —	$ —	$(41.5)	$ (41.5)
Reorganization Costs	—	(2.2)	(26.4)	(.9)	(29.5)
Corporate Costs	(9.3)	(8.9)	(8.8)	(8.9)	(35.9)
Transition Costs (Costs to implement the Blueprint for Growth)	—	—	(1.1)	(1.3)	(2.4)
Total	$ (9.3)	$(11.1)	$(36.3)	$(52.6)	$(109.3)

[2] The following table itemizes the non-recurring items included in Net Income in 2001 (see Notes 3 and 4 to these consolidated financial statements):

	Three Months Ended				
	March 31	June 30	September 30	December 31	Year
Gains (Charges):					
Restructuring Expense — Net	$ —	$(24.1)	$ —	$ —	$ (24.1)
Reorganization Costs	—	5.6	—	—	5.6
Asset Write-offs for World Trade Center Attack	—	—	(.6)	—	(.6)
Other Various Asset Impairments	—	—	—	(5.6)	(5.6)
Murray Hill Facility Impairment	—	—	—	(6.5)	(6.5)
Write-down of Impaired Investments	—	—	(3.7)	—	(3.7)
Gain on the Sale of the RMS Business	—	27.8	—	—	27.8
Gain on the Sale of Australia/New Zealand Operations	—	—	5.1	11.1	16.2
Gain on the Sale of Portion of South Africa Investment	—	—	—	1.3	1.3
Total	$ —	$ 9.3	$ .8	$ .3	$ 10.4

[3] The number of weighted average shares outstanding changes as common shares are issued for employee plans and other purposes or as shares are repurchased. For this reason, the sum of quarterly earnings per share may not be the same as earnings per share for the year.

[4] Income from Continuing Operations, Net of Income Taxes included after-tax reorganization costs of $2.2 million, $22.8 million and $.6 million incurred in the quarters ended June 30, September 30 and December 31, 2000, respectively, an after-tax gain on the settlement of outstanding litigation matters of $6.2 million in the quarter ended September 30, 2000, and after-tax restructuring expenses of $30.3 million in the quarter ended December 31, 2000.

Five-Year Selected Financial Data

	2001	2000	1999	1998	1997
Results of Operations:					
Operating Revenues	$1,308.8	$1,417.6	$1,407.7	$1,420.5	$1,353.6
Costs and Expenses[1]	1,081.0	1,244.8	1,246.8	1,232.8	1,146.4
Operating Income	227.8	172.8	160.9	187.7	207.2
Non-Operating Income (Expense) — Net[2]	30.0	(21.1)	(15.5)	(30.4)	(71.5)
Income before Provision for Income Taxes	257.8	151.7	145.4	157.3	135.7
Provision for Income Taxes	101.1	78.1	64.1	71.1	42.5
Equity in Net Losses of Affiliates	(3.5)	—	—	—	—
Income from:					
Continuing Operations	153.2	73.6	81.3	86.2	93.2
Discontinued Operations, Net of Income Taxes[3]	—	133.0	174.7	193.9	217.8
Income before Cumulative Effect of Accounting Changes	153.2	206.6	256.0	280.1	311.0
Cumulative Effect of Accounting Changes, *Net of Income Tax Benefit*[4]	—	—	—	—	(127.0)
Net Income	$ 153.2	$ 206.6	$ 256.0	$ 280.1	$ 184.0
Basic Earnings Per Share of Common Stock:					
Continuing Operations	$ 1.93	$ .91	$ 1.00	$ 1.02	$ 1.09
Discontinued Operations	—	1.64	2.16	2.29	2.55
Before Cumulative Effect of Accounting Changes	1.93	2.55	3.16	3.31	3.64
Cumulative Effect of Accounting Changes, *Net of Income Tax Benefit*[4]	—	—	—	—	(1.49)
Basic Earnings Per Share of Common Stock	$ 1.93	$ 2.55	$ 3.16	$ 3.31	$ 2.15
Diluted Earnings Per Share of Common Stock:					
Continuing Operations	$ 1.88	$ .90	$ .99	$ 1.00	$ 1.08
Discontinued Operations	—	1.62	2.13	2.26	2.52
Before Cumulative Effect of Accounting Changes	1.88	2.52	3.12	3.26	3.60
Cumulative Effect of Accounting Changes, Net of Income Tax Benefit[4]	—	—	—	—	(1.47)
Diluted Earnings Per Share of Common Stock	$ 1.88	$ 2.52	$ 3.12	$ 3.26	$ 2.13
Other Data:					
Dividends Paid Per Share[5]	$ —	$ .555	$ .74	$ .81	$ .88
Dividends Declared Per Share[5]	$ —	$ .555	$ .74	$ .775	$ 1.10
Weighted Average Number of Shares Outstanding — Basic	79.4	81.0	81.1	84.7	85.4
Weighted Average Number of Shares Outstanding — Diluted	81.5	82.0	82.1	85.9	86.3
Balance Sheet:					
Total Assets[6]	$1,431.2	$1,423.6	$1,574.8	$1,574.7	$1,729.4
Minority Interest Financing	$ —	$ 300.0	$ 300.0	$ 300.0	$ 300.0
Long-Term Debt	$ 299.6	$ —	$ —	$ —	$ —
Equity	$ (20.9)	$ (51.0)	$ (416.6)	$ (371.0)	$ (527.7)

[1] 2001 included charges of $28.8 million for restructuring related to the financial flexibility program, $6.2 million resulting from the impairment of capitalized software and the write-off of certain assets made obsolete or redundant during the year, $1.0 million write-off of assets lost in the World Trade Center attack and a $6.5 million charge to reflect the impairment in value of the Company's Murray Hill facility, which the Company plans to sell. Partially offsetting these charges was a $7.0 million reversal of excess accrued reorganization costs incurred in connection with the 2000 Distribution. 2000 included charges of $41.5 million for restructuring in connection with the new business strategy "The Blueprint for Growth" and $29.5 million for reorganization costs associated with the 2000 Distribution. 1999 included a charge of $41.2 million in conjunction with the restructuring. 1998 included a charge of $28.0 million for reorganization costs associated with the 1998 Distribution.

[2] 2001 included gains of $36.4 million for the sale of the Receivable Management Services business, $17.7 million for the sale of a majority stake in the Company's Australia/New Zealand operations and $2.2 million for the sale of a major portion of the Company's minority investment in a South African operation, partially offset by a charge of $6.1 million for the write-down of certain investments. 2000 and 1999 included gains related to the settlement of litigation of $10.1 million and $11.9 million, respectively. See Note 3 to the consolidated financial statements.

[3] Income taxes on Discontinued Operations were $86.2 million, $114.8 million, $104.7 million, and $123.1 million in 2000, 1999, 1998 and 1997, respectively.

[4] 1997 included the impact of a change in revenue recognition policies.

[5] 2000 included dividends paid and declared through the first three quarters of the year.

[6] Included Net Assets of Discontinued Operations of $162.3 million in 1997.

Directors

Allan Z. Loren
Chairman, Chief Executive Officer and President
The Dun & Bradstreet Corporation

Ronald L. Kuehn, Jr. (1,3)
Retired Chairman of the Board
El Paso Corporation (Diversified Energy Company)

Victor A. Pelson (1,3)
Senior Advisor
UBS Warburg LLC (Investment Banking Firm)

Michael R. Quinlan (2,3)
Retired Chairman and Chief Executive Officer
McDonald's Corporation (Global Food Service Retailer)

Naomi O. Seligman (1,2)
Senior Partner
Ostriker von Simson (Consultants on Information Technology)

Board Committees

1 Audit
2 Board Affairs
3 Compensation and Benefits

Officers

Allan Z. Loren
Chairman, Chief Executive Officer and President

Senior Vice Presidents

Steven W. Alesio
Global Marketing, Strategy Implementation, E-Business Solutions, Asia Pacific/Latin America and Data & Operations

Bruno Le Proux de la Rivière
Europe

Cynthia B. Hamburger
Chief Technology Officer

Ronald D. Klausner
U.S. Sales

Sara Mathew
Chief Financial Officer

James T. Murphy
North America

Peter J. Ross
Human Resources

Vice Presidents

Joanne B. Carson
Communications

Patricia A. Clifford
Winning Culture

Chester J. Geveda, Jr.
Controller

Lawrence M. Kutscher
E-Business Solutions

David J. Lewinter
Secretary

Gary S. Michel
Strategy Implementation

Daniel S. Miller
Tax and Financial Planning

Roxanne E. Parker
Treasury and Investor Relations

All our activities and decisions must be based on, and guided by, these values:

- Treat all people with respect and dignity; value differences.
- Pursue an unrelenting quest for quality; use speed and simplicity to achieve goals.
- Conduct ourselves with the highest level of integrity and business ethics.
- Place the interest of customers first; our success depends on their success.
- Commit to teamwork; seek out and utilize the ideas and skills of all associates.
- Reach for the highest standards of performance; show a passion for winning.

By behaving in accordance with these values, we will provide outstanding service to our customers, maintain a leadership position in our business, improve satisfaction for our associates and provide superior value to our shareholders.

D&B

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Corporate Office
One Diamond Hill Road
Murray Hill, New Jersey 07974-1218
Telephone: (908) 665-5000
http://www.dnb.com

Transfer Agent, Registrar
EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, New Jersey 07303-2500
Telephone: (800) 519-3111 Within the U.S.
Telephone: (201) 324-1225 Outside of the U.S.
Fax: (201) 222-4892
Hearing Impaired: (201) 222-4955
Online Shareholder Account Information:
http://www.equiserve.com

Independent Accountants
PricewaterhouseCoopers LLP
1301 Avenue of the Americas
New York, New York 10019-6013

Form 10-K
The Company filed its annual report on Form 10-K with the Securities and Exchange Commission on March 4, 2002. A copy of the Form 10-K will be available without charge, upon request to the Communications Department at the Corporate Office above.

Common Stock Information
The Company's common stock (symbol DNB) is listed on the New York Stock Exchange.

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